Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

TUTHILL CORPORATION

AND

THE GORMAN-RUPP COMPANY

Dated April 26, 2022

i

ARTICLE IV CERTAIN COVENANTS OF THE PARTIES		35

4.1	Access	35
4.2	Non-Competition, Non-Solicitation and Confidentiality	36
4.3	Tax Matters	38
4.4	Expenses	40
4.5	Employee Matters.	40
4.6	Certain Filings.	43
4.7	Insurance	44
4.8	Termination of Overhead and Shared Services	45
4.9	Wrong Pockets; Execution of Additional Documents	46
4.10	R&W Insurance Policy	46
4.11	Financing.	47
4.12	Recall Control	51

ARTICLE V INDEMNIFICATION		51

5.1	Survival of Representations, Warranties and Covenants	51
5.2	Indemnification of Buyer	52
5.3	Indemnification of Seller	52
5.4	Indemnification Procedures	53
5.5	R&W Insurance Policy; Disbursement of Indemnity Escrow Amount	55
5.6	Calculation of Losses	56
5.7	Exclusive Remedy	56

ARTICLE VI CONDITIONS TO CLOSING		57

6.1	Conditions Precedent to Buyer’s Obligations	57
6.2	Conditions Precedent to Seller’s Obligations	58

ARTICLE VII PRE-CLOSING COVENANTS		59

7.1	Conduct of the Business in the Ordinary Course	59
7.2	Access to Information	61
7.3	No Solicitation of Other Bids	61
7.4	Notice of Certain Events	61

ARTICLE VIII TERMINATION		62

8.1	Termination Rights	62
8.2	Consequences of Termination.	63

ARTICLE IX MISCELLANEOUS		64

9.1	Definitions	64
9.2	Notices	79
9.3	Governing Law; Consent to Jurisdiction	80
9.4	Specific Performance	81
9.5	Amendments and Waivers	81
9.6	Construction	82
9.7	Publicity	83
9.8	Waiver of Trial by Jury	83
9.9	Conflicts; Privileges	83
9.10	General	84
9.11	Financing Sources Provisions	85

ii

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated as of April 26, 2022, by and between TUTHILL CORPORATION, a Delaware corporation (“Seller”), and THE GORMAN-RUPP COMPANY, an Ohio corporation (“Buyer”). Buyer and Seller shall sometimes hereinafter be referred to individually as a “Party” and collectively, as the “Parties”.

W I T N E S S E T H:

WHEREAS, Seller owns and operates the Business (as defined herein); and

WHEREAS, Seller desires to transfer to Buyer, and Buyer desires to acquire from Seller, all of the Acquired Assets and Assumed Liabilities, upon the terms and conditions set forth in this Agreement (the “Acquisition”).

NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions, covenants and promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

PURCHASE OF ASSETS

1.1 Purchase of Assets.

(a) Acquired Assets. On the terms and subject to the conditions contained in this Agreement, Buyer shall, at the Closing, purchase and acquire from Seller and Tuthill Mexico, and Seller shall, and shall cause Tuthill Mexico to, at the Closing, convey, assign, transfer and deliver, to Buyer all of Seller’s right, title and interest, whether tangible, intangible, real or personal and wherever located, in the following assets (collectively, the “Acquired Assets”):

(i) subject to Section 1.8, all Contracts relating to the Business, including (A) those Contracts described on Schedule 2.5, and (B) all other Contracts entered into by Seller in the Ordinary Course of Business of the kind required to be disclosed on Schedule 2.5 that are not so disclosed because they fall below the minimum thresholds (or other minimum criteria) set forth in Schedule 2.5 or are entered into after the date hereof but prior to the Closing Date, in each case, other than the Excluded Contracts (all Contracts described to be included in this Section 1.1(a)(i), the “Assumed Contracts”);

(ii) subject to any limitations under applicable Law, all Books and Records that relate primarily to the Business, other than Seller’s Tax Returns and related notes, worksheets, files and documents relating thereto;

(iii) all Business Intellectual Property and all Intellectual Property Licenses (collectively, the “Transferred Intellectual Property”);

(iv) all prepayments, prepaid expenses and other similar credits to the extent relating to the Business;

(v) all claims, causes of action, rights of recovery (including under any of the Available Insurance Policies in accordance with Section 4.7), rights of set-off and rights of recoupment to the extent relating to the Business;

(vi) all Authorizations relating to the Business, including the site-specific Authorizations of the Owned Real Property, in each case, to the extent such Authorizations may be transferred to Buyer under applicable Law and by the terms of such Authorizations (the “Transferred Authorizations”);

(vii) all goodwill generated primarily by, and associated primarily with, the Business as a going concern;

(viii) all notes, accounts receivable (including unbilled receivables) and other rights to payment and the full benefit of all security for such rights to payment arising from Products/Services shipped or rendered to any of Seller’s customers (collectively, the “Transferred Receivables”);

(ix) with respect to the Business, all inventories of raw materials, work-in-process and finished goods (including prepaid inventory and all such inventory in transit, whether to, or from, Seller), and all spare, service and repair parts, supplies and components held for sale, together with related packaging materials (collectively, the “Inventory”);

(x) all equipment, hardware, furniture, furnishings, fixtures, machinery, vehicles, tools and other tangible personal property relating to or held or used by the Business, other than Excluded Equipment;

(xi) the Owned Real Property; and

(xii) the assets set forth on Exhibit 1.1(a)(xii) (collectively, the “Non-U.S. Business Assets”).

(b) Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, and regardless of whether such asset is disclosed herein or on any Schedule or Exhibit hereto (except solely to the extent constituting the Acquired Assets), Buyer shall not acquire any interest in or to, or any right, title or interest in any assets, properties or rights other than the Acquired Assets (such other assets, properties or rights, whether tangible, intangible, real or personal and wherever located, collectively, the “Excluded Assets”). For the avoidance of doubt, and notwithstanding anything to the contrary in Section 1.1(a), all of the following assets, properties and rights are Excluded Assets, regardless of whether such assets relate to the Business:

(i) Seller’s rights under or pursuant to this Agreement or any of the Ancillary Documents;

(ii) any right to receive mail and other communications addressed to Seller relating to the Excluded Assets or the Excluded Liabilities (as defined herein);

(iii) all rights of Seller under all Contracts between Seller, on the one hand, and any Affiliate of Seller, on the other hand, and any other Contract listed on Exhibit 1.1(b)(iii) (collectively, the “Excluded Contracts”);

(iv) any Intellectual Property Rights other than the Transferred Intellectual Property;

(v) any Authorizations other than the Transferred Authorizations;

(vi) any equipment, systems, hardware, furniture, furnishings, fixtures, machinery, vehicles, tools and other tangible personal property set forth on Exhibit 1.1(b)(vi) (collectively, the “Excluded Equipment”);

(vii) any assets, properties and rights used by Seller or any of its Affiliates primarily in connection with the provision of Overhead and Shared Services, including any proprietary tools and processes;

(viii) all rights to refunds or credits in respect of Taxes arising from ownership, operation or conduct of the Business or the Acquired Assets during any Tax period ending prior to the Closing, during any Pre-Closing Tax Period or arising from any payment made directly to any Tax authority by Seller or any of Seller’s Affiliates (such refunds or credits, the “Excluded Tax Assets”);

(ix) all books and records not constituting Books and Records that relate primarily to the Business as described in Section 1.1(a)(ii), including any Capital Stock of any Person or any minute books and equity transfer records and similar company records, Tax Returns and other Tax-related documents (other than Tax Returns with respect to Property Taxes), books of account or other records having to do with the corporate organization of Seller or any of its Affiliates or relating to the process for the sale of the Business, all employee-related or employee benefit-related files or records and all Books and Records that Seller or any of its Affiliates is required to retain by applicable Law (including Laws relating to data protection);

(x) any insurance policies maintained for the benefit of Seller (“Insurance Policies”);

(xi) any cause of action, claim, demand, right or privilege against one or more third parties that relates to any of the Excluded Assets or Excluded Liabilities, including causes of actions, claims and rights under insurance policies relating thereto;

(xii) all Employee Benefit Plans, including any plans, trusts, Contracts, documents or agreements related thereto, and any retirement and pension plans, and any group medical, dental, life and long-term disability insurance policies maintained by Seller;

(xiii) any bank accounts or investment accounts (or the Cash and securities contained therein); and

(xiv) any assets, properties and rights not primarily relating to, or not primarily used or held for use by Seller or any of its Affiliates in connection with, the operation of the Business.

1.2 Assumption of Liabilities.

(a) Assumed Liabilities. Upon the terms and subject to the conditions set forth in this Agreement, on the Closing Date, Buyer shall assume and agree to pay, perform and discharge, as and when due, only the following Liabilities of Seller (collectively, the “Assumed Liabilities”), and no other Liabilities:

(i) all Liabilities that arise out of the ownership, use or operation of the Acquired Assets after the Effective Time, including performance obligations under the Assumed Contracts (including, for the avoidance of doubt, under open purchase orders included therein), but only to the extent that such Liabilities do not relate to any failure to perform or breach, default or violation by Seller on or before the Closing;

(ii) all trade accounts payable of the Business and, if incurred in the Ordinary Course of Business, similar Liabilities related to the Business;

(iii) all Liabilities related to the Business arising after the Effective Time under the Worker Adjustment and Retraining Notification Act (or any applicable state law equivalent);

(iv) all Environmental Liabilities resulting from the conduct, operation or ownership of the Business or the Acquired Assets after the Effective Time;

(v) all Liabilities relating to any workers’ compensation claim for any Transferred Employees for any injury or exposure to the extent such Liability relates to injury or exposure occurring after the Effective Time while working for the Business (including any worsening of a condition existing at Closing caused by activities conducted in the course of employment with Buyer or its Affiliate after the Closing);

(vi) all Liabilities with respect to any Product/Service warranty claim or Product/Service return (including mark-downs and instances where product is not physically re-transferred and where a customer is entitled to a return as a matter of law) or Recall (other than Recall Excluded Liabilities) made after the Effective Time, relating to Products/Services that were designed, manufactured, marketed, distributed or sold at any time by the Business or that constitute Inventory, and all Liabilities for product liability claims arising out of occurrences after the Effective Time, relating to all Products/Services that were designed, manufactured, marketed, distributed or sold at any time by the Business or that constitute Inventory (collectively, the “Assumed Warranty Liabilities”);

(vii) all Taxes (a) of the Buyer, including Taxes allocated to the Buyer pursuant to Section 4.3(b) or Section 4.3(c) of this Agreement, or (b) arising out of or relating to the ownership, operation or conduct of the Business or the Acquired Assets after the Effective Time (including, for the avoidance of doubt, all Taxes arising pursuant to an Assumed Contract after the Effective Time);

(viii) all Liabilities to be paid or assumed by Buyer pursuant to the terms of this Agreement;

(ix) all Liabilities incurred by Buyer in the operation of the Business following the Effective Time, including Liabilities arising from or relating to the use, ownership, operation or resale of the Acquired Assets following the Effective Time; and

(x) the Assumed 2022 Incentive Compensation Liabilities, Defined Bonus and Commission Plan Assumed Liabilities, and Earned and Unused Paid Leave Assumed Liabilities.

(b) Excluded Liabilities. Notwithstanding any provision in this Agreement to the contrary, Buyer is not assuming and is not responsible for paying, performing or discharging any Liability of Seller (or any Affiliate of Seller) of any kind or nature whatsoever other than the Assumed Liabilities (collectively, the “Excluded Liabilities”). Without limiting the generality of the foregoing, the Excluded Liabilities include, but are not limited to, the following:

(i) all Liabilities arising under or with respect to Excluded Contracts or the Excluded Assets;

(ii) all Liabilities to be paid or retained by Seller pursuant to the terms of this Agreement, including all Liabilities related to or arising from the Excluded Assets (including, without limitation, all Liabilities of, relating to or arising from the Employee Benefit Plans, except the Assumed 2022 Incentive Compensation Liabilities, Defined Bonus and Commission Plan Assumed Liabilities, and Earned and Unused Paid Leave Assumed Liabilities);

(iii) all Liabilities for legal, accounting, audit and investment banking fees, brokerage commissions and any other like expense incurred by Seller in connection with the negotiation and preparation of this Agreement and the transactions contemplated hereby;

(iv) all Environmental Liabilities resulting from the conduct, operation or ownership of the Business or the Acquired Assets prior to the Effective Time;

(v) all Liabilities relating to the exposure or alleged exposure of any person to asbestos in any form in connection with or in any way relating to or resulting from the conduct, operation or ownership of the Business or the Acquired Assets prior to the Effective Time;

(vi) all Liabilities relating to any Laws concerning wages, hours, classification of employees and independent contractors (including consultants), and the collection and payment of withholding and/or social security Taxes in any way relating to or resulting from the conduct, operation or ownership of the Business or the Acquired Assets prior to the Effective Time;

(vii) (a) all Liabilities with respect to a Product/Service recall made before the Effective Time and, (b) to the extent in excess of the Buyer Recall Cap, all Liabilities for a Recall after the Effective Time relating to Products/Services that were manufactured, produced, distributed, or sold on or prior to the Effective Time by the Business (the “Recall Excluded Liabilities”);

(viii) All Taxes (a) of the Seller, including Taxes allocated to the Seller pursuant to Section 4.3(b) or Section 4.3(c) of this agreement, of (b) arising out of or relating to the conduct, operation or ownership of the Business or the Acquired Assets prior to the Effective Time (including, for the avoidance of doubt, all Taxes arising pursuant to an Assumed Contract prior to the Effective Time).

Seller shall pay, perform and discharge, as and when due, all of the Excluded Liabilities.

1.3 Purchase Price. The aggregate purchase price for the Acquired Assets (the “Purchase Price”) shall be: (a) the assumption of the Assumed Liabilities; plus (b) an amount equal to $525,000,000.00 (the “Base Purchase Price”), as adjusted by the Purchase Price Adjustment calculated pursuant to Sections 1.4 and 1.6, below. The Purchase Price shall be paid by Buyer to Seller as provided in Section 1.5 and Section 1.6, below.

1.4 Adjustments to the Base Purchase Price. The Base Purchase Price shall be subject to adjustment as follows (the “Purchase Price Adjustment”):

(a) The Base Purchase Price shall be increased by the amount (if any) by which the Working Capital Amount exceeds the Working Capital Target; and

(b) The Base Purchase Price shall be decreased by the amount (if any) by which the Working Capital Amount is less than the Working Capital Target.

For purposes hereof, the “Working Capital Amount” shall equal the difference between: (i) the amount of the Current Assets as of 11:59 p.m. local time in Chicago, Illinois on the Closing Date (the “Effective Time”), and (ii) the amount of the Current Liabilities as of the Effective Time, which Current Assets and Current Liabilities shall be determined in accordance with GAAP. The calculation of Working Capital Amount shall exclude the effect of any act, information, decision or event occurring on the Closing Date. For the avoidance of doubt, Working Capital Amount shall exclude any financing or other Liabilities undertaken by Buyer or at the direction of Buyer and any purchase accounting adjustments for transactions occurring on the Closing Date.

1.5 Closing Payments.

(a) Not less than five Business Days prior to the Closing Date, Seller shall prepare and deliver to Buyer a statement (the “Closing Statement”), together with supporting calculations, containing Seller’s good faith estimate of: (i) the Working Capital Amount (the “Estimated Working Capital”); and (ii) the calculation of the Purchase Price (including the Purchase Price Adjustment) (the “Estimated Purchase Price”), in each case, as of the Effective Time. Seller shall prepare the Closing Statement in good faith in accordance with GAAP.

(b) The Closing Statement shall include a breakdown and reasonable detail in support of the Estimated Working Capital and the Estimated Purchase Price. Seller shall provide Buyer and its Representatives with reasonable access to the relevant Books and Records and employees of Seller during normal business hours for the purpose of facilitating Buyer’s review of the Closing Statement. Buyer shall have the opportunity to review and comment on the Closing Statement and, if Buyer disagrees with any item set forth in such statement, Seller and Buyer will attempt to resolve in good faith any such disagreements before the Closing. If, despite their good faith attempts, the Parties are unable to resolve any such disagreements before the Closing, then the Parties shall proceed to Closing based on Seller’s Closing Statement, adjusted to reflect any items where the Parties resolved a disagreement.

(c) At the Closing, Buyer shall deliver to Seller, by wire transfer of immediately available funds to a bank account designated in writing by Seller at least two Business Days prior to the Closing Date, an amount (the “Closing Payment”) equal to (A) the Estimated Purchase Price minus (B) the Escrow Amount.

1.6 Determination of the Final Purchase Price.

(a) Within 60 calendar days after the Closing, Buyer shall prepare and deliver to Seller a final determination of the Purchase Price, including a statement (the “Preliminary Statement”) setting forth in reasonable detail Buyer’s calculation of the final Purchase Price (including the Purchase Price Adjustment) and the amounts owed to Seller or Buyer, if any, and as applicable, as a result thereof, together with Buyer’s calculation of the Working Capital Amount, which such calculation shall be referred to herein as the “Proposed Closing Date Calculation”, and further including a detailed listing of the items and amounts included in the calculation of each of the items included in the Purchase Price Adjustment, including the Working Capital Amount used to calculate the Purchase Price Adjustment and such schedules and data as may be appropriate to support such determinations. The Purchase Price, Purchase Price Adjustment and Working Capital Amount shall be calculated in accordance with GAAP. The Preliminary Statement will be prepared in good faith and in accordance with this Agreement and the Books and Records of the Business, and will be accompanied by a certificate of an officer of Buyer certifying that the Preliminary Statement was prepared in accordance with this Section 1.6(a). The Preliminary Statement as finally modified pursuant to this Section 1.6 to become the final statement of the Purchase Price Adjustment is referred to herein as the “Final Statement”. Seller shall be entitled to review any working papers, trial balances and similar materials or such other information as Seller may reasonably request relating to the Preliminary Statement prepared by Buyer, and Buyer shall make any representatives of Buyer available to Seller to provide such assistance to Seller as may be reasonably requested in connection with the Seller’s review of the Preliminary Statement. If Buyer or its representatives take a physical inventory of the Business (or any portion thereof) prior to Buyer’s delivery of the Preliminary Statement, Buyer or its representatives will adjust, in consultation with Seller, the results of any such physical inventory such that transactions (including transactions such as sales of goods and services, purchases of raw materials and the conversion of inventory into accounts receivable) after the Closing are not reflected in the inventory count. Buyer will notify Seller of such physical inventory (including the date and time of such physical inventory) at least ten Business Days prior to the count and Seller or its representatives will have the option to attend. The valuation of any such physical inventory will be calculated in accordance with GAAP for the purposes of determining the Working Capital Amount.

(b) Within 30 calendar days after receipt of the Preliminary Statement from Buyer, Seller must notify Buyer of any objections to the Proposed Closing Date Calculation and the basis for such disagreements. In the event that Seller does not notify Buyer within such time period that Seller has any objections to such Preliminary Statement or the Proposed Closing Date Calculation, then the Proposed Closing Date Calculation as set forth in the Preliminary Statement shall be final hereunder, and the Preliminary Statement will become the Final Statement on the 31st day following Buyer’s delivery of the Preliminary Statement to Seller. In the event that Seller notifies Buyer within 30 calendar days after receipt of the Preliminary Statement that Seller has any such objection, then Buyer and Seller shall use their good faith efforts to attempt to resolve such disputed items. In the event Buyer and Seller are unable to resolve such disputed items within 30 calendar days after receipt by Buyer of Seller’s notice of dispute, such disputed items shall be referred to BDO USA LLP (the “Independent Accounting Firm”) to resolve such disputed items; provided, however, that: (i) the scope of the Independent Accounting Firm’s engagement shall be limited to the resolution of the disputed items described in Seller’s notice of dispute and the redetermination, if any, of the Proposed Closing Date Calculation, and not pursuant to any independent review; and (ii) the determinations of the Independent Accounting Firm as finally determined shall be no more favorable to Buyer than the determinations of Buyer as set forth in the Preliminary Statement and the Proposed Closing Date Calculations, and shall be no more favorable to Seller than the determinations of Seller as set forth in Seller’s objection to the Preliminary Statement and/or the Proposed Closing Date Calculation. When making such determinations, the Independent Accounting Firm shall base its determination solely on the definitions and other applicable provisions of this Agreement (and not on independent review) and GAAP. The determinations of the Independent Accounting Firm shall be made as promptly as possible and shall be final and binding upon the Parties and may be enforced by a court of competent jurisdiction in the same manner as though determined and rendered in binding arbitration notwithstanding that the Independent Accounting Firm is acting as an expert and not as an arbitrator. Each Party shall be permitted to submit such data and information to the Independent Accounting Firm as such Party deems appropriate (with a copy to the other Party) provided that there shall be no ex parte communications between any Party and the Independent Accounting Firm. The expenses and fees of the Independent Accounting Firm shall be paid by Buyer, on the one hand, and Seller, on the other hand, in proportion to the amounts by which their aggregate positions set forth in the Preliminary Statement and the Proposed Closing Date Calculation (with respect to Buyer) and Seller’s objection to the Preliminary Statement and/or the Proposed Closing Date Calculation (with respect to Seller), respectively, differ from the Independent Accounting Firm’s final aggregate determination.

(c) Each Party shall, and shall cause its representatives to, reasonably cooperate with the Independent Accounting Firm and make their respective records, accounting personnel and advisors available to the Independent Accounting Firm (if requested) at reasonable times during the resolution of any disputes with respect to determining the final Purchase Price (including the Purchase Price Adjustment) and the Working Capital Amount, subject to entering into one or more confidentiality agreements reasonably acceptable to the Independent Accounting Firm, Seller and Buyer.

(d) The Purchase Price (including the Purchase Price Adjustment) and the Working Capital Amount as finally agreed by the Parties or as determined by the Independent Accounting Firm as described in this Section 1.6 shall be final for all purposes of this Agreement.

(e) Once the final Purchase Price and the final Working Capital Amount are determined in accordance with this Section 1.6, the following shall occur:

(i) If the final Purchase Price as determined in accordance with this Section 1.6 exceeds the Estimated Purchase Price, then, within five Business Days following such determination of the final Purchase Price (the “Final Determination Date”), Buyer shall pay the amount of such excess to Seller by wire transfer of immediately available funds to a bank account designated in writing by Seller. Within five Business Days after the Final Determination Date, Buyer and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to release to Seller the Adjustment Escrow Amount.

(ii) If the final Purchase Price as determined in accordance with this Section 1.6 is less than the Estimated Purchase Price (the difference between the two, the “Adjustment Amount”), then, within five Business Days following the Final Determination Date, Buyer and Seller shall deliver joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse to (1) Buyer the Adjustment Amount from the Adjustment Escrow Amount (and to the extent the Adjustment Escrow Amount is insufficient, from the Indemnity Escrow Amount), and (2) Seller any remaining portion of the Adjustment Escrow Amount equal to the difference between the Adjustment Escrow Amount and the Adjustment Amount.

1.7 Closing; Closing Deliverables. The Parties shall use reasonable and diligent efforts in good faith to satisfy the conditions to Closing set forth in this Agreement and to consummate the transactions contemplated hereby at the earliest practicable date. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated hereby (the “Closing”) shall be conducted telephonically and through the mutual exchange via e-mail or other electronic means of executed documents and signature pages: (a) on May 31, 2022 (assuming all of the conditions set forth in Section 6.1 and Section 6.2 have been fulfilled or waived in accordance herewith by 11:59 PM Eastern time on May 27, 2022, other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), (b) if such conditions have not been fulfilled or waived as of such date, then three Business Days after the last condition set forth in Section 6.1 and Section 6.2 is fulfilled or waived in accordance herewith, other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions, or (c) on such other time and/or date as the Parties shall mutually agree in writing (the “Closing Date”); provided, however, that notwithstanding the foregoing, if the Marketing Period has not ended at the time of the fulfillment or waiver of the conditions set forth in Section 6.1 and Section 6.2 in accordance herewith, other than those conditions that, by their terms, are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions, then the Closing shall not occur until the earlier of: (i) any Business Day during the Marketing Period specified by Buyer on no less than two Business Days’ prior written notice to Seller, and (ii) the second Business Day after the final day of the Marketing Period. The Closing shall be deemed to be effective as of the Effective Time.

(a) At or prior to Closing, Seller shall deliver, or shall cause to be delivered, to Buyer:

(i) an assignment and assumption agreement, in form and substance reasonably satisfactory to Buyer, duly executed by Seller (the “Assignment and Assumption Agreement”);

(ii) a bill of sale, in form and substance reasonably satisfactory to Buyer, duly executed by Seller (the “Bill of Sale”);

(iii) a special warranty deed (the “Deed”), in form and substance reasonably satisfactory to Buyer, duly executed by Seller, conveying the Owned Real Property to Buyer;

(iv) an intellectual property assignment agreement, assigning all Transferred Intellectual Property, in form and substance reasonably satisfactory to Buyer, duly executed by Seller (the “IP Assignment Agreement”);

(v) an IRS Form W-9 from Seller;

(vi) a transition services agreement, duly executed by Seller, in the form of Exhibit 1.7(a)(vi) (the “Transition Services Agreement”);

(vii) a transitional trademark license agreement, duly executed by Seller, in the form of Exhibit 1.7(a)(vii) (the “Trademark License Agreement”);

(viii) an escrow agreement, duly executed by Seller and the Escrow Agent, in the form of Exhibit 1.7(a)(viii) (the “Escrow Agreement”);

(ix) a certificate executed by the an officer of Seller certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation of Seller, (B) a true and complete copy of the bylaws of Seller, and (C) a true and complete copy of the resolutions of the board of directors of Seller authorizing the execution, delivery and performance of this Agreement and each Ancillary Document to which it is or is contemplated to be a party, and the consummation of all transactions contemplated hereby and thereby;

(x) a certificate of good standing for Seller issued by the Secretary of State of the State of Delaware, dated within at least 10 calendar days prior to the Closing Date;

(xi) the consents to assignment of those Material Contracts and terminations of the financing statements or security agreements, in each case listed on Exhibit 1.7(a)(xi), each in form and substance reasonably satisfactory to Buyer and Seller and executed by Seller and the other party(ies) thereto; and

(xii) an owner’s affidavit of title and such other documents reasonably required by Buyer’s title insurer to issue Buyer’s Title Insurance Policy at closing.

(b) At or prior to the Closing, Buyer shall deliver, or cause to be delivered, to Seller or such other designated Person as follows:

(i) the Closing Payment via wire transfer of immediately available funds to a bank account designated in writing by Seller to Buyer at least two Business Days prior to Closing;

(ii) the Escrow Amount and the Escrow Fees via wire transfer of immediately available funds to the Escrow Agent as required by the Escrow Agreement;

(iii) evidence reasonably satisfactory to Seller that the R&W Insurance Policy is bound and effective as of the Closing;

(iv) a copy of the Assignment and Assumption Agreement duly executed by Buyer;

(v) a copy of the IP Assignment Agreement duly executed by Buyer;

(vi) a copy of the Transition Services Agreement duly executed by Buyer;

(vii) a copy of the Trademark License Agreement duly executed by Buyer;

(viii) a copy of the Escrow Agreement duly executed by Buyer and the Escrow Agent;

(ix) a Multistate Tax Commission “Uniform Sales & Use Tax Exemption/Resale Certificate – Multi-jurisdiction” or a Streamlined Sales Tax Certificate of Exemption (and any other similar certificates which the Parties agree, including without limitation certificates with respect to assets located in states that are not full members under the Streamlined Sales and Use Tax Agreement) from Buyer on which Buyer reasonably expects Seller may rely hereunder to establish that the sale of some or all of the Acquired Assets is exempt from or otherwise free of sales, use and similar taxes, provided that Buyer is entitled to such exemption with respect to the applicable Acquired Assets and is otherwise legally able to provide such certificate;

(x) a certificate executed by the an officer of Buyer certifying as of the Closing Date (A) a true and complete copy of the certificate of incorporation or similar organizational document of Buyer, (B) a true and complete copy of the bylaws or similar organizational document of Buyer, and (C) a true and complete copy of the resolutions of the board of directors of Buyer authorizing the execution, delivery and performance of this Agreement and each Ancillary Document to which it is or is contemplated to be a party, and the consummation of all transactions contemplated hereby and thereby;

(xi) a certificate of good standing for Buyer issued by the Secretary of State of the State of Ohio, dated within at least 10 calendar days prior to the Closing Date; and

(xii) a valid, completed and executed IRS Form W-9 for Buyer.

1.8 Non-Transferred Assets.

(a) Notwithstanding anything in this Agreement to the contrary, to the extent that the assignment or transfer (or attempted assignment or transfer) to Buyer of any Acquired Asset would require the consent of any Person (other than a Party or a Party’s Affiliates) (each, a “Required Approval”) pursuant to its terms or applicable Law, and such Required Approval shall not have been obtained prior to the Closing (each such Acquired Asset with respect to which Required Approval has not been obtained, a “Non-Transferred Asset”), this Agreement shall not constitute an assignment or transfer (or an attempted assignment or transfer) thereof at Closing.

(b) From and after the Closing until the date that is nine months after the Closing Date, each of Buyer and Seller shall use its commercially reasonable efforts and cooperate in good faith (including executing any necessary documents) to obtain as promptly as practicable each Required Approval required with respect to the Non-Transferred Assets; provided, however, neither Seller nor any of its Affiliates shall be required to do any of the following, unless the failure to do any of the following would, with the passage of time or the giving of notice or both, result in a default or breach of Seller’s representations and warranties hereunder, (i) amend or modify any Contract that is not an Acquired Asset, (ii) modify, relinquish, narrow or forbear any right that constitutes an Excluded Asset, (iii) pay any consideration to any Person for the purpose of obtaining any such Required Approval or (iv) incur any out-of-pocket cost or expense to obtain any such Required Approval. Upon any such Required Approval being obtained, the relevant Non-Transferred Asset shall be automatically (without any further action required on the part of any Person) assigned and transferred to Buyer (provided that the Parties will execute any document required under applicable Law to complete such transfer in accordance with the transactions contemplated hereby).

(c) With respect to each Non-Transferred Asset, solely until the impracticalities of assignment referred to in this Section 1.8 are resolved with respect to such Non-Transferred Asset, to the extent not prohibited by applicable Law or by the terms of such Non-Transferred Asset, each of Buyer and Seller shall use its commercially reasonable efforts to enter into subcontracting arrangements, effective as of the Closing, or as promptly as practicable thereafter, to provide the economic and operational equivalent of the transfer of such Non-Transferred Asset to Buyer and the performance by Buyer of the obligations thereunder as of the Closing and, in furtherance of the foregoing, (i) Buyer shall, as agent or subcontractor for Seller, pay, perform and discharge fully the Liabilities of Seller thereunder (other than those Liabilities that constitute Excluded Liabilities) from and after the Closing Date in accordance with any such alternate arrangement and (ii) Seller shall, at Buyer’s expense, hold in trust for and pay to Buyer promptly upon receipt thereof, all the income, proceeds and other consideration received by Seller to the extent related to such Non-Transferred Asset in connection with and in accordance with the terms of any such alternate arrangement; provided, however, that Seller shall be permitted to set off against any such amounts all direct costs associated with any such alternate arrangements and the retention and maintenance of any Non-Transferred Assets.

(d) Nothing in this Section 1.8 shall be deemed to (i) require or permit any delay of the Closing or adjustment to the Purchase Price, (ii) cause any Non-Transferred Asset to constitute an Excluded Asset or any Liability arising out of or relating to any Non-Transferred Asset to constitute an Excluded Liability, (iii) except as expressly set forth in this Section 1.8, modify the obligations of the Parties under, or any other term or condition set forth in, this Agreement, (iv) conflict with or override the provisions of any Ancillary Document or (v) require Seller to renew any Non-Transferred Asset once its term has expired or commence any litigation, mediation or arbitration in connection with any Non-Transferred Asset. At any time after the date that is nine months after the Closing Date, Seller may terminate any Non-Transferred Asset that is an Assumed Contract without any Liability for such termination as between Buyer and Seller.

1.9 Purchase Price Allocation. Buyer and Seller agree to allocate the Purchase Price (and any other relevant items treated as consideration for income Tax purposes) among the Acquired Assets for all income Tax purposes in accordance with the methodology set forth in Section 1060 of the Code (the “Allocation Principles”). Within 30 calendar days after the Purchase Price is finally determined under Section 1.6, and within 60 calendar days after the release of any Escrow Amount or any other adjustment to the Purchase Price hereunder, Buyer shall in good faith prepare and provide Seller with an allocation of the Purchase Price (and any other relevant items treated as consideration for income Tax purposes) in a manner consistent with the Allocation Principles and the provisions of this Section 1.9 (the “Purchase Price Allocation”) for Seller’s review and approval. The Purchase Price Allocation shall be conclusive and binding on the Parties unless Seller notifies Buyer in writing that Seller objects to one or more items reflected in the Purchase Price Allocation, and specifies the reasonable basis for such objection, within 30 days after delivery to Seller of the Purchase Price Allocation. In the case of such an objection, Seller and Buyer shall negotiate in good faith to resolve any disputed items. Any resolution by Seller and Buyer shall be conclusive and binding on the Parties once set forth in writing (any such conclusive and binding Purchase Price Allocation, the “Final Purchase Price Allocation”). If Seller and Buyer are unable to resolve all disputed items within 20 days after the delivery of Seller’s written objection to Buyer, they shall promptly thereafter retain the Independent Accounting Firm to resolve any remaining disputes. Any allocation of the Purchase Price (and other relevant amounts) determined pursuant to the decision of the Independent Accounting Firm shall incorporate, reflect and be consistent with the terms of this Agreement. Any costs and expenses of the Independent Accounting Firm incurred pursuant to this Section 1.9 shall be borne equally by Seller, on the one hand, and Buyer, on the other hand. The Final Purchase Price Allocation, as adjusted pursuant to any agreement between Seller and Buyer or as determined by the Independent Accounting Firm pursuant to this Section 1.9, shall be conclusive and binding on the Parties. Buyer and Seller shall file all Tax Returns (including any amended Tax Returns and claims for refunds) in a manner consistent with the Final Purchase Price Allocation and, to the extent applicable, shall each execute and timely file IRS Form 8594, and any equivalent state, local or other Tax Returns consistent with the Final Purchase Price Allocation. The Final Purchase Price Allocation shall be adjusted, as necessary, to reflect any subsequent payments treated as adjustments to the Purchase Price pursuant to this Agreement. Any such adjustment shall be allocated, consistent with this Section 1.9 to the Acquired Assets to which such adjustment is attributable. None of the Parties will take any position inconsistent with the Final Purchase Price Allocation on any Tax Return or in any audit or Tax proceeding, provided, however, that nothing contained herein shall prevent any Party from settling any proposed deficiency or adjustment by any Governmental Entity based upon or arising out of the allocation specified in the Final Purchase Price Allocation, and neither Party shall be required to litigate before any court any proposed deficiency or adjustment by any Governmental Entity challenging such allocation. Notwithstanding the foregoing, the Parties recognize that certain allocations may be necessary prior to the above time schedule, such as in the case of any Tax Returns related to Transfer Taxes, and agree to reasonably cooperate in determining the appropriate allocation in a timely manner. Notwithstanding any other provision of this Agreement, the terms and provisions of this Section 1.9 shall survive the Closing indefinitely.

1.10 Withholding. Notwithstanding any other provision in this Agreement to the contrary, Buyer and the Escrow Agent and their respective Affiliates shall have the right to deduct and withhold any Taxes from any payments to be made hereunder to the extent required by applicable Law. To the extent that amounts are so withheld and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been delivered and paid to Seller or any other recipient of payment in respect of which such deduction and withholding was made.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby makes to Buyer the representations and warranties contained in this Article II as of the date hereof and as of the Closing Date (except that representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such period of time, and except as set forth in the Disclosure Schedules).

2.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller has the requisite power and authority to own, lease and operate its material properties and to carry on the Business as it is now being conducted. Seller is duly qualified or licensed to do business, and is in good standing, in each jurisdiction where the Acquired Assets or the nature of the Business makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to be material to Seller.

2.2 Authority. Seller has all necessary power, capacity and authority to execute and deliver this Agreement and the Ancillary Documents to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and each of the Ancillary Documents to which Seller is or will be a party, and the consummation of the transactions contemplated hereby and thereby, have been or will be duly and validly authorized by Seller. This Agreement has been, and the Ancillary Documents to which it is a party, when entered into by Seller, will be, duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Seller), this Agreement constitutes, and the Ancillary Documents to which Seller is a party, when entered into by Seller, will constitute, the legal, valid and binding obligations of Seller enforceable against Seller in accordance with their terms, except (a) to the extent that enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors’ rights generally and (b) that the availability of equitable remedies, including specific performance, is subject to the discretion of the court before which any proceeding thereof may be brought.

2.3 No Conflict. Neither the execution and delivery of this Agreement or any Ancillary Document by Seller, nor the consummation of the transactions contemplated hereby or thereby, nor the fulfillment by Seller of any of the terms contemplated hereby or thereby will, except as described on Schedule 2.3: (a) conflict with or result in a breach by Seller of, or constitute a default under, or create an event that, without the giving of notice or the lapse of time, or both, would be a default under or breach of, or give a right to terminate, cancel or accelerate under, any of the terms, conditions or provisions of the Organizational Documents of Seller; (b) result in any breach of or constitute a default under, or give rise to any additional rights of termination, acceleration or cancellation under, any Contract or any of Seller’s assets or properties, including the Acquired Assets and/or the Assumed Liabilities, other than with respect to any of the terms, conditions or provisions of the Organizational Documents of Seller, and except in any such case under clauses (a) or (b) of this Section 2.3 for any such violations, breaches, defaults, terminations, accelerations, cancellations or other occurrences that would not, individually or in the aggregate, reasonably be expected to be material to Seller, taken together as a whole, and except for those relating to obligations which will be discharged at Closing; (c) result in the creation or imposition of any Encumbrance of any nature whatsoever upon any of the Acquired Assets; or (d) except for applicable requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), violate, require any consent, approval or exemption from, or notice to, any Governmental Entity under, any applicable Law or Order. Except as described on Schedule 2.3 and for applicable requirements of the HSR Act, no consent, notice, approval or authorization of, or declaration, filing or registration with, any Governmental Entity (or any other Person, including any party to any Contract to which Seller is a party) is required to be made or obtained by Seller in connection with the execution, delivery or performance by Seller of this Agreement or any Ancillary Document to which it is a party.

2.4 Title to Assets; Condition and Sufficiency of Assets.

(a) Except as set forth on Schedule 2.4(a) Seller has good and valid title to, or a valid leasehold interest in (as applicable), all of the Acquired Assets, free and clear of all Encumbrances other than Permitted Encumbrances.

(b) The buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property included in the Acquired Assets are in good operating condition and repair, subject to ordinary wear and tear, and are adequate for the uses to which they are being put, and none of such buildings, plants, structures, furniture, fixtures, machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs that are not material in nature or cost.

(c) Except as set forth on Schedule 2.4(c), the Acquired Assets (along with the services to be provided under the Transition Services Agreement and the license granted under the Trademark License Agreement) are sufficient in all material respects for the conduct of the Business immediately after the Closing in the same manner as conducted before the Closing and constitute all of the rights, property and assets in all material respects necessary to conduct the Business as currently conducted. Except as set forth on Schedule 2.4(c), none of the Excluded Assets are material to the Business.

2.5 Contracts and Commitments. Schedule 2.5 sets forth a list, as of the date hereof, the following Contracts relating to the Business, the Acquired Assets and/or the Assumed Liabilities (the “Material Contracts”):

(a) leases (whether of real or personal property) and warehousing agreements providing for annual rents or charges of $100,000.00 or more that are not terminable by Seller without payment of any material penalty on notice of 90 days or less;

(b) Contracts between Seller and any Key Supplier and any Key Customer;

(c) employment, consulting or independent contractor Contracts, other than at-will employment Contracts;

(d) collective bargaining Contracts with any unions, guilds, shop committees, work councils, collective bargaining groups or other labor organizations;

(e) loan Contracts, promissory notes, letters of credit or other evidence of Indebtedness secured in whole or in part by any Encumbrance on any Acquired Asset, except to the extent that the same will be released at or prior to the Closing;

(f) (A) Intellectual Property Licenses; and (B) consulting, development, joint development or any other Contract relating to Intellectual Property Rights (in each case, other than Contracts with distributors and customers of Seller entered into by Seller in the Ordinary Course of Business and Contracts for Off-the-Shelf Software);

(g) Contracts containing a covenant that restricts Seller, with respect to the Business, from engaging in any line of business or competing with any Person;

(h) Contracts with: (A) any owner of Seller; (B) any Related Person of Seller and/or (C) any Affiliate of Seller or of any owner of Seller;

(i) Contracts with any Agent or Sales Representative that are not terminable by Seller on notice of no longer than 90 calendar days without liability, penalty or premium of any kind;

(j) Contracts that reflect a joint venture, partnership or similar arrangement;

(k) Contracts involving consideration or other expenditure in excess of $500,000.00 over a period of more than 12 months;

(l) Contracts that require Seller to purchase or sell a stated portion of the requirements or outputs of the Business or that contain “take or pay” provisions;

(m) all Contracts (i) that provide for the assumption of any Tax (other than as part of an agreement entered into in the Ordinary Course of Business that is primarily not related to Taxes), environmental, or other Liability of any Person, or (ii) the primary purpose of which is indemnification;

(n) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise); and

(o) all Contracts with any Governmental Entity.

Each Material Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. None of Seller or, to Seller’s Knowledge, any other party thereto is in material breach of or default under (or is alleged to be in material breach of or default under), or has provided or received any written notice of any intention to terminate, any Material Contract. To the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer. There are no material disputes pending or threatened in writing under any Material Contract.

2.6 Financial Statements; Undisclosed Liabilities.

(a) Seller has delivered to Buyer and attached hereto as Schedule 2.6(a) (collectively, the “Financial Statements”): (i) the balance sheet and income statement of Seller that relate solely to the Business for the calendar years ended December 31, 2020 and December 31, 2021, as extracted from the audited financial statements of Seller for such periods; and (ii) the unaudited balance sheet and income statement of Seller that relate solely to the Business for the three-month period ended March 31, 2022 (the “Interim Financial Statements”). Except as set forth on Schedule 2.6(a) or as may be indicated in the notes thereto, the Financial Statements (including the notes thereto, if any): (i) are true, correct and complete in all material respects; (ii) were prepared in accordance with GAAP applied on a consistent basis; (iii) fairly present in all material respects the assets and liabilities of, and the financial position, results of operations of, the Business as of the dates and for the periods then ended, consistently applied; and (iv) are in agreement with the Books and Records of Seller.

(b) Since December 31, 2021, Seller has not incurred any Liabilities with respect to the Business, other than: (i) Excluded Liabilities, (ii) Liabilities set forth on the Financial Statements, (iii) Liabilities incurred in the Ordinary Course of Business or in connection with the negotiation and execution of this Agreement, the Ancillary Documents or the consummation of the transactions contemplated hereby or thereby, (iv) Liabilities not required by GAAP to be shown on a balance sheet of Seller, (v) Liabilities disclosed in Schedule 2.6(b), or (vi) Liabilities that are not, individually or in the aggregate, material to the Business, taken as a whole.

(c) Schedule 2.6(c) sets forth a list of accounts receivable of Seller with respect to the Business as of March 31, 2022. All accounts receivable set forth on Schedule 2.6(c): (i) represent valid obligations of customers of Seller with respect to the Business arising from bona fide arm’s length transactions, and (ii) are not subject to any defenses, counterclaims or rights of setoff other than warranty claims or returns in the Ordinary Course of Business. The reserve for bad debts shown on the Interim Financial Statements or, with respect to accounts receivable arising after the date of the Interim Financial Statements, on the accounting records of the Business have been determined in accordance with GAAP, consistently applied, subject to normal year-end adjustments and the absence of disclosures normally made in footnotes.

(d) All material Inventory included in the Interim Financial Statements, net of any associated reserves reflected on the Interim Financial Statements, consists of a quantity and quality useable and saleable consistent in all material respects with the Ordinary Course of Business. All Inventory is owned by Seller free and clear of all Encumbrances, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are consistent in all material respects with the Ordinary Course of Business.

2.7 Permits and Authorizations.

(a) Except as disclosed on Schedule 2.7(a)(i), Seller has obtained, owns or possesses all of the Authorizations that are necessary or required to own and operate the Acquired Assets and to conduct the Business as presently conducted, except where the failure to obtain, own, or possess any such Authorization would not be material to the Business taken as a whole, all of which are set forth on Schedule 2.7(a)(ii). All such Authorizations are valid and in full force and effect. All fees and charges due and payable as of the date hereof with respect to such Authorizations have been paid in full.

(b) Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) is in compliance in all material respects with the terms and conditions of all such Authorizations set forth on Schedule 2.7(a), and the consummation of the transactions contemplated by this Agreement will not, except as disclosed on Schedule 2.7(b), require any consent, renewal or notice of any Governmental Entity with respect to any such Authorization. To the Knowledge of Seller, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or limitation of any authorization set forth on Schedule 2.7(a)(ii).

2.8 Compliance with Laws; Proceedings.

(a) Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) is, and has been at all times since January 1, 2017, in compliance in all material respects with all applicable Orders and Laws.

(b) No material notice, claim, charge, complaint, action, suit, proceeding, audit, arbitration, investigation or hearing (collectively, “Proceedings”, and each, a “Proceeding”) relating to the Business has been commenced by Seller (with respect to the Business, the Acquired Assets or the Assumed Liabilities) or any Business Personnel (with respect to the Business, the Acquired Assets or the Assumed Liabilities), which has not heretofore been resolved and for which there is no remaining liability to Seller. Since January 1, 2017, no Proceeding has been filed, commenced or, to Seller’s Knowledge, threatened, against Seller (with respect to the Business, the Acquired Assets or the Assumed Liabilities) or any Business Personnel (with respect to the Business, the Acquired Assets or the Assumed Liabilities), including any of the foregoing alleging a violation of, or liability or potential responsibility under, any Law which has not heretofore been resolved and for which there is no remaining liability to Seller. Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) is not subject to any material Order. Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) has no material outstanding obligations with respect to any Proceedings or threatened Proceedings that have previously been settled or finally adjudicated. To the Knowledge of Seller, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any Proceeding with respect to the Business, the Acquired Assets or the Assumed Liabilities.

(c) Neither Seller nor any owner, director, officer, employee, independent contractor, Agent or other Person acting on behalf of Seller (with respect to the Business, the Acquired Assets or the Assumed Liabilities), has directly or indirectly (i) made any unlawful contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other unlawful payment to any Person, private or public, regardless of form, whether in money, property, or services (A) to obtain favorable treatment in securing business for the Business, (B) to pay for favorable treatment for business secured by the Business, (C) to obtain special concessions or for special concessions already obtained, for or in respect of the Business, or (D) in material violation of any applicable Anti-Corruption Law, or (ii) established or maintained any material fund or asset that has not been recorded in the Books and Records of Seller.

(d) Seller, with respect to the Business, the Acquired Assets and the Assumed Liabilities, has conducted all transactions in accordance with applicable provisions of Ex-Im Laws and sanctions Laws, including the Export Administration Regulations, the International Traffic in Arms Regulations, the executive orders and regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department (“OFAC”), and the economic sanctions and export control Laws of any other applicable jurisdiction. Since January 1, 2017, neither Seller nor any owner, directors, officers, employees, independent contractors or Agents or other Person acting on behalf of Seller in respect of the Business, the Acquired Assets or the Assumed Liabilities: (i) is a Person with whom transactions are prohibited or limited under any U.S. economic sanctions Laws, including those administered by OFAC, (ii) has directly or indirectly transacted business with or transferred any payments or proceeds to or for the benefit of a Restricted Person on behalf or for the benefit of Seller; (iii) is organized, resident, or located in a Sanctioned Country; (iv) has engaged in any dealings or transactions in any Sanctioned Country on behalf or for the benefit of Seller; or (v) has engaged in any other conduct constituting a violation of Sanctions, anti-boycott Laws, or Ex-Im Laws, in each case, related to the Business, the Acquired Assets or the Assumed Liabilities.

2.9 Intellectual Property.

(a) Seller is the sole and exclusive owner of all right, title, and interest in and to all of the Intellectual Property Rights set forth on Schedule 2.9(a), which sets forth a complete list of: (i) all active registrations or applications for Business Intellectual Property (including domain names); (ii) unregistered trademarks, service marks, trade dress, or corporate or brand names owned by Seller that are material to the conduct of the

Business; and (iii) Intellectual Property Licenses (other than Contracts with distributors and customers of Seller entered into by Seller in the Ordinary Course of Business and Contracts for Off-the-Shelf Software). Seller is the sole and exclusive owner of, or has a valid right to use, the Transferred Intellectual Property used in connection with the Business as presently conducted, and such Transferred Intellectual Property is free and clear of all Encumbrances other than Permitted Encumbrances. All Business Intellectual Property has been properly applied for or registered in all jurisdictions where required for Seller to conduct the Business. Seller has filed all documents and paid all fees required by any Governmental Entity to maintain in force and effect all material Transferred Intellectual Property listed in Schedule 2.9(a) that are owned by Seller, and, to the Knowledge of Seller, all such Transferred Intellectual Property is in good standing (it being agreed that the foregoing representation shall not be construed as a representation of non-infringement of third-party Intellectual Property Rights, which is addressed solely in Section 2.9(f)). Seller has provided Buyer with true and complete copies of file histories, certificates, office actions, and other material documents and correspondence related to the Transferred Intellectual Property or such documents, if not provided, are available online. Seller has not assigned, or granted any Person any license under, any Transferred Intellectual Property in connection with the Business, except for nonexclusive licenses granted to customers pursuant to standard end user license agreements in the Ordinary Course of Business.

(b) Seller has taken commercially reasonable steps to maintain and protect all of the Business Intellectual Property so as not to adversely affect the validity or enforceability thereof. Seller has taken commercially reasonable security measures to protect the secrecy, confidentiality, and value of all the Seller’s trade secrets and any other confidential information that are material to the conduct of the Business, including invention disclosures, not covered by any patents owned or patent applications filed by Seller. To the Knowledge of Seller, no unauthorized disclosure of any such trade secrets or confidential information has occurred since January 1, 2017.

(c) Seller has secured from all of its consultants, employees and independent contractors who independently or jointly contributed to the conception, reduction to practice, creation, or development of any Business Intellectual Property that is material to the conduct of the Business unencumbered and exclusive ownership of, all such consultant’s, employees’, and independent contractor’s rights in such contribution that Seller does not already own by operation of law, and none of such consultants, employees, or independent contractors have retained any rights or licenses with respect thereto. Without limiting the foregoing, except as set forth on Schedule 2.9(c), Seller has obtained proprietary information and invention disclosure and assignment agreements from all current and former employees and consultants of the Business who independently or jointly contributed to the conception, reduction to practice, creation, or development of any Business Intellectual Property. To the Knowledge of Seller, no present or former employee, consultant, or independent contractor of the Business is in default or breach of any material term purporting to protect the Business Intellectual Property in any employment agreement, non-disclosure agreement, assignment of invention agreement, or similar agreement. As of the date of Closing there are no pending or threatened claims from any current or former employees of the Business asserting any rights over the Business Intellectual Property.

(d) Seller has taken commercially reasonable steps to protect the Transferred Intellectual Property, including all Software, computers, and related information systems included in the Transferred Intellectual Property, from any harmful Software code. To the Knowledge of Seller, there are no uncured unauthorized intrusions or breaches of the security of any electronically stored information that is material to the conduct of the Business. Without limiting the generality of the foregoing, Seller has implemented security plans that include procedures to: (1) identify internal and external risks to the security of the Business confidential information and any personally identifiable information of any employee, Agent, customer, or supplier of the Business that is held or used by the Business; and (2) implement, monitor, and improve commercially reasonable safeguards for controlling those risks.

(e) No funds from any Governmental Entity were used in the development of any of the Transferred Intellectual Property, and none of such Intellectual Property Rights were first produced in the performance of any Contract with a Governmental Entity.

(f) Seller is not the subject of any pending or threatened proceedings which involve a claim of infringement, unauthorized use, or violation by Seller of any third party Intellectual Property Rights, or challenging the ownership, use, validity, or enforceability of any Business Intellectual Property. Since January 1, 2017, Seller has not received any written claim or notice by any third party which involve contesting the use, enforceability, or ownership of any Business Intellectual Property, or alleging that the Seller’s operation of the Business is infringing any Intellectual Property Rights of a third party. To the Knowledge of Seller, the conduct of the Business as currently conducted does not infringe any Intellectual Property Rights of any third party.

(g) To the Knowledge of Seller, no Person is infringing, violating, misusing, or misappropriating any Business Intellectual Property, and no claim relating to any of the foregoing is presently pending against any Person by Seller. Seller has not instituted or threatened to institute any claim or action against any Person alleging the infringement of any Business Intellectual Property since January 1, 2017.

(h) Schedule 2.9(h) sets forth a list of all material agreements pertaining to the Transferred Intellectual Property, other than (i) agreements for the use of Off-the-Shelf Software and (ii) customer and distributor agreements entered into by Seller in the Ordinary Course of Business (collectively, the “Seller IP Agreements”). Seller is not in default in any material respect under any Seller IP Agreement.

(i) Except with respect to licenses of commercial Off-the-Shelf Software, and except pursuant to the Seller IP Agreements listed in Schedule 2.9(h), Seller is not required, obligated, or under any Liability whatsoever to make any payments by way of royalties, fees, or otherwise to any owner of, licensor of, or other claimant to, any Intellectual Property Rights, or other third party, with respect to the use thereof.

(j) The computer systems, including Software, hardware, networks, databases, systems, telecommunications equipment, and websites (and all information transmitted thereby or stored therein), owned, leased, licensed or otherwise used or held for use by the Seller are reasonable for the Business as presently conducted. To the Knowledge of Seller, such systems are free from any material defect, bug, or programming, design, or documentation error. Since January 1, 2017, there has not been any failure of such systems that caused a material disruption to the conduct of the Business.

2.10 Taxes.

(a) Seller has filed timely with the appropriate federal, state, local and foreign Governmental Entity (taking into account applicable extensions) all material Tax Returns required to be filed by or with respect to the Business and the Acquired Assets, and such Tax Returns were true, correct and complete in all material respects. All material Taxes with respect to the Business and the Acquired Assets that are due and payable (regardless of whether shown on any Tax Returns) have been paid.

(b) All material Taxes that Seller has been required to collect or withhold in connection with the Business, including but not limited to all withholding with respect to employees, independent contractors, directors, and similar service providers, have been duly collected or withheld and have been or will be timely and duly paid to the proper Governmental Entity.

(c) Seller, with respect to the Business, the Acquired Assets and the Assumed Liabilities, is not currently the subject of a Tax audit or, to the Knowledge of Seller, Tax examination. No Tax with respect to the Business or Acquired Assets is being contested by or on behalf of the Seller. No claim (that has not been resolved) has been made by a Governmental Entity in a jurisdiction where Seller does not file Tax Returns that any of the Business or Acquired Assets are or may be subject to taxation by that jurisdiction.

(d) Seller, with respect to the Business, the Acquired Assets and the Assumed Liabilities, has not granted (nor is Seller subject to) any waiver currently in effect of the period of limitations for the assessment of any material Tax.

(e) Seller, with respect to the Business, the Acquired Assets and the Assumed Liabilities, has not: (i) applied for any Tax ruling that is currently pending, (ii) been a party to any Tax closing agreement with any Governmental Entity in the past 36 months, or (iii) received from any Governmental Entity any written notice of proposed adjustment, deficiency, underpayment of material Taxes with respect to the Business or the Acquired Assets or any other such written notice that in each case has not been satisfied by payment, withdrawn or otherwise resolved.

(f) There are no Encumbrances for Taxes (other than Taxes not yet due and payable) upon any of the Business or the Acquired Assets.

(g) No Assumed Contract is a Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, advance pricing agreement, cost sharing agreement or closing agreement with respect to Taxes (excluding, for this purpose, any agreement entered into in the ordinary course of business that is primarily not related to Taxes).

Notwithstanding any other representation or warranty contained in this Section 2.10, Seller makes no representation or warranty with respect to any Tax or Tax Liability attributable to any taxable period or portion thereof beginning on or after the Effective Time.

2.11 Absence of Certain Changes. Except for the transactions contemplated hereby, since December 31, 2021:

(a) Seller has conducted the Business in the Ordinary Course of Business in all material respects;

(b) there has not been any action or event that would have required Buyer’s consent pursuant to Section 7.1 had such action or event occurred after the date hereof;

(c) there has not been any event, occurrence or development that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(d) there has not been any material damage, destruction or loss, or any material interruption in use, of any Acquired Assets, whether or not covered by insurance.

2.12 Employee Benefits.

(a) Schedule 2.12(a) contains a current and correct list of each material Employee Benefit Plan in which employees of the Business participate. With respect to each such Employee Benefit Plan, Seller has made available to Buyer current and correct copies of the plan document, or summary plan description or summaries thereof.

(b) Seller and its ERISA Affiliates do not contribute, or have or had an obligation to contribute, to a multiemployer plan within the meaning of ERISA Section 3(37) on behalf of any employee of the Business or otherwise; and no Employee Benefit Plan is subject to Title IV of ERISA. Seller does not intend to terminate the Employee Benefit Plan listed on Schedule 2.12(b)(2).

(c) Each Employee Benefit Plan that is intended to qualify under Code Section 401(a) has either received a favorable determination letter from the IRS as to its qualified status or the remedial amendment period for such Employee Benefit Plan has not yet expired, and each trust established in connection with any Employee Benefit Plan which is intended to be exempt from federal income taxation under Code Section 501(a) is so exempt. Each Employee Benefit Plan has been maintained, in all material respects, in compliance with the terms thereof and with the requirements prescribed by applicable Law including, without limitation, COBRA and the Health Care Reform Laws; and there has been no notice issued by any Governmental Entity questioning or challenging such compliance.

(d) With respect to the employees of the Business, there are no employee post-retirement health plans in effect except as required by COBRA or otherwise disclosed on Schedule 2.12(d).

2.13 Affiliate Transactions. Except as set forth on Schedule 2.13, no officer, director, manager, employee or stockholder of Seller (including any Related Person to any of the foregoing), is a party to any Contract (including, any guarantee or the provision of collateral), commitment or transaction with the Business and/or Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) or has any interest in any property used by Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities), and none of the foregoing Persons owns or has otherwise retained any rights to use any assets (including any Intellectual Property Rights), rights or contractual benefits which are used by, or could be used by, the Business. Any Contract set forth on Schedule 2.13 is an Excluded Contract.

2.14 Customers and Suppliers.

(a) Schedule 2.14(a) sets forth a list of the top 10 largest customers of the Business (ranked by dollar amount of revenue earned by the Business from such customers) showing the total dollar amount of revenue earned by the Business from each such customer for the calendar year ended December 31, 2021 and the 3-month period ended March 31, 2022 (each, a “Key Customer”). No Key Customer has notified Seller in writing since January 1, 2022, that it will stop purchasing or significantly decrease the volume of purchases of Products/Services from the Business from levels existing prior to such notification. To Seller’s Knowledge, no Key Customer has given any indication that it intends to cease or significantly decrease the volume of purchases of Products/Services after the Closing or otherwise terminate or materially reduce its relationship with the Business.

(b) Schedule 2.14(b) sets forth a list of the top 10 largest suppliers of the Business (ranked by dollar amounts paid by the Business to such suppliers) showing the total dollar amount of purchases made by the Business from each such supplier for the calendar year ended December 31, 2021 and the 3-month period ended March 31, 2022 (each, a “Key Supplier”). No Key Supplier has notified Seller in writing since January 1, 2022, that it will stop supplying or significantly decrease the volume of supply of materials, products or services to the Business from levels existing prior to such notification. To Seller’s Knowledge, no Key Supplier has given any indication that it intends to cease or significantly decrease the volume of supply of materials, products or services to the Business after the Closing or otherwise terminate or materially reduce its relationship with the Business.

2.15 Labor.

(a) Seller is in compliance in all material respects with all applicable Laws relating to employment of labor including, but not limited to, all applicable Laws relating to wages, hours, collective bargaining, employment discrimination, civil rights, safety and health, workers’ compensation, pay equity, classification of employees and independent contractors (including consultants), and the collection and payment of withholding and/or social security Taxes (with all of the foregoing collectively constituting “Employment Matters” and each, individually, an “Employment Matter”).

(b) Except as set forth on Schedule 2.15(b), (i) Seller has not received in the one-year period prior to the date hereof written notice of any complaint against or involving Seller regarding any Employment Matter, nor, during such period, has any Proceeding been filed, commenced, is pending, or, to Seller’s Knowledge, threatened, against Seller (with respect to the Business, the Acquired Assets, or the Assumed Liabilities) or any Business Personnel (with respect to the Business, the Acquired Assets, or the Assumed Liabilities) regarding any Employment Matter and relating to any Transferred Employee including, but not limited to, any Proceeding pending before any court, labor arbitrator, the National Labor Relations Board, U.S. Department of Labor, Occupational Safety and Health Administration, the Equal Employment Opportunity Commission, or any other federal, state, or local government agency responsible for administering or enforcing any Law relating to any Employment Matter; (ii) there are no labor strikes, disputes, grievances pending under any collective bargaining agreements, slowdowns, work stoppages or other labor disturbances or difficulties pending or, to the Knowledge of Seller, threatened against Seller with respect to the Business; and (iii) except with respect to the representation of the employees working in Fort Wayne, Indiana identified on Schedule 2.15(b) by the Chauffeurs, Teamsters, Warehousemen and Helpers, Local 414 (with such Union referred to herein as “Local 414” and such employees referred to herein as the “Local 414 Represented Employees”), Seller is not, and has not been for the past five years, a party to, bound by, or negotiating any collective bargaining agreement or other Contract with any union, works council or labor organization (collectively, any “Union”), and there is not, and has not been for the past five years, any Union representing or purporting to represent any employee of Seller other than the Local 414 Represented Employees, and, to Seller’s Knowledge, no Union or group of employees is seeking or has sought to organize employees other than the Local 414 Represented Employees for the purpose of collective bargaining.

(c) Schedule 2.15(c) contains a list of all persons who are Business Personnel as of April 21, 2022, including any employee who is on a leave of absence of any nature, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full-time or part-time); (iii) hire or retention date; (iv) current annualized salary, wages, or other annualized base compensation; (v) the amount of Earned and Unused Paid Leave for such individual as of the date hereof; and (vi) whether or not the person is a party to any Defined Bonus and Commission Plans (and, if so, the Defined Bonus and Commission Plan Assumed Amount for such person).

2.16 Real Property.

(a) Leased Real Property. The real property demised by the leases described on Schedule 2.16(a) (the “Leased Real Property”) constitutes all of the real property leased by Seller in connection with the Business. Except as set forth on Schedule 2.16(a):

(i) The Leased Real Property leases are in full force and effect, and Seller or Tuthill Mexico holds a valid, subsisting and enforceable leasehold interest under each such lease, subject to proper authorization and execution of such lease by the other party thereto and the application of any bankruptcy or creditor’s rights laws and in each case free and clear of all Encumbrances, except Permitted Encumbrances;

(ii) Seller has delivered or made available to Buyer correct and complete copies of each of the leases described on Schedule 2.16(a), (including all extensions, renewals, guarantees, modifications, amendments and/or supplements thereto);

(iii) neither Seller nor Tuthill Mexico, as applicable, has leased, subleased or otherwise granted to any Person the right to use or occupy any Leased Real Property or any portion thereof;

(iv) the rental amount set forth in each such lease is the actual rental amount being paid (subject to escalations and other adjustments in accordance with such lease), and there are no separate agreements or understandings with respect to the same that have not been made available to Buyer;

(v) neither Seller nor Tuthill Mexico has received any written notice from, or delivered any written notice to, in each case since January 1, 2017, any lessor of Leased Real Property alleging the occurrence of a material violation or material breach of a Contract relating to such Leased Real Property;

(vi) (A) the Leased Real Property is reasonably adequate and reasonably suitable for their present uses, have no material defects, and are in all material respects in good operating condition and repair, subject to ordinary wear and tear and the terms, covenants and condition of the applicable lease(s), and have been maintained in all material respects in accordance with normal industry practice, and (B) there are no material repairs, replacements or regularly scheduled maintenance relating to any Leased Real Property that are currently being delayed or deferred by Seller or Tuthill Mexico;

(vii) Seller has not received written notice that any portion of any Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Entity and no such condemnation or other taking is, to Seller’s Knowledge, threatened or contemplated;

(viii) Seller and Tuthill Mexico, as applicable, are in peaceful and undisturbed possession of the Leased Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability of Seller or Tuthill Mexico to use such Leased Real Property for the purposes for which it is currently being used, except where any such restrictions would not materially impair the Business as currently conducted;

(ix) all buildings, structures, fixtures (not including trade fixtures) and other improvements included in the Leased Real Property are in compliance in all material respects with all applicable Laws, including those pertaining to health and safety, zoning, building and construction requirements and the disabled; and

(x) with respect to each Leased Real Property, (A) Seller or Tuthill Mexico, as applicable, has access to and the rights of ingress and egress over, to and from public roads or through easements or other rights of way bounding such Leased Real Property, (B) such Leased Real Property is served by water, sewer, sanitary sewer and storm drain facilities and other utilities reasonably adequate in all material respects to service such Leased Real Property for its current uses, and (C) all utilities necessary to the continued use and enjoyment of each Leased Real Property are located either in the public right of way abutting such Leased Real Property (which are connected so as to serve such Leased Real Property without passing over any other property) or in recorded perpetual easements serving such Leased Real Property.

(b) Owned Real Property. Schedule 2.16(b) sets forth a list of the real property owned by Seller and used by, or in connection with, the operation of the Business (the “Owned Real Property”). Except as set forth on Schedule 2.16(b):

(i) Seller has good and marketable indefeasible fee simple title to such Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances;

(ii) Seller has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof (in each case that is currently in effect);

(iii) there are no outstanding options, rights of first offer or rights of first refusal or other Contracts for the sale, exchange, Encumbrance, lease or transfer of any Owned Real Property or any portion thereof or interest therein;

(iv) (A) the Owned Real Property is reasonably adequate and reasonably suitable for its present uses, has no material defects, is structurally sound, are in all material respects in good operating condition and repair, subject to ordinary wear and tear, and has been maintained in all material respects in accordance with normal industry practice, and (B) there are no material repairs, replacements or regularly scheduled maintenance relating to any Owned Real Property that are currently being delayed or deferred by Seller;

(v) Seller is in peaceful and undisturbed possession of the Owned Real Property, and there are no contractual or legal restrictions that preclude or restrict the ability of Seller to use such Owned Real Property for the purposes for which it is currently being used, except where any such restrictions would not materially impair the Business as currently conducted;

(vi) All buildings, structures, fixtures (not including trade fixtures) and other improvements included in the Owned Real Property are in compliance in all material respects with all applicable Laws, including those pertaining to health and safety, zoning, building and construction requirements and the disabled; and

(vii) Seller has access to and the rights of ingress and egress over, to and from public roads or through easements or other rights of way bounding each Owned Real Property and each Owned Real Property is served by water, sewer, sanitary sewer and storm drain facilities and other utilities reasonably adequate in all material respects to service such Owned Real Property for its current uses and all utilities necessary to the continued use and enjoyment of each Owned Real Property are located either in the public right of way abutting such Owned Real Property (which are connected so as to serve such Owned Real Property without passing over any other property) or in recorded perpetual easements serving such Owned Real Property.

2.17 Insurance. The Available Insurance Policies listed on Schedule 4.7 sets forth a true and complete list of all current policies or binders of insurance maintained by Seller or its Affiliates and relating to the Business, the Acquired Assets or the Assumed Liabilities. Seller has made available to Buyer true, correct and complete copies of each Available Insurance Policy. All Available Insurance Policies are in full force and effect in all material respects, and Seller has not received any written notice of cancellation or termination with respect to any Available Insurance Policy. Seller is not in default under, nor has Seller otherwise failed to comply with, any provision contained in any Available Insurance Policy. There are no claims by Seller pending under any Available Insurance Policy as to which coverage has been questioned, denied or disputed by the underwriters of such policies or in respect of which such underwriters have reserved their rights. Seller has not received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of the Available Insurance Policies.

2.18 Product Warranty; Product Liability.

(a) Seller has made available to Buyer complete and correct copies of (1) its product warranty for each of the Products/Services and (2) its standard terms and conditions of sale, each as currently used in the Business.

(b) The Inventory is not subject to any guaranty, warranty, or other indemnity that deviates materially from the terms of the applicable warranty agreement or the standard terms and conditions of sale.

(c) Since January 1, 2017, there has not been any written notice, demand, claim, action or suit, or, to the Knowledge of Seller, investigation of a civil, criminal or administrative nature, in any such case, by or before any Governmental Entity against Seller, involving a product manufactured, produced, distributed or sold by or on behalf of the Business (each a “Product”), and, to the Knowledge of Seller, no such claim, action or suit is threatened, on behalf of the ultimate purchaser of any Product, resulting from (i) an alleged defect in design, manufacture, materials or workmanship of any Product (excluding Product returns on a case-by-case basis in the Ordinary Course of Business), or (ii) any alleged failure to warn.

(d) Since January 1, 2017, there has not been any recall or post-sale warning applicable in general to Products (and not to Product returns on a case-by-case basis) conducted by or on behalf of Seller.

2.19 Environmental Matters.

(a) Except as set forth on Schedule 2.19(a), the Business is currently, and since January 1, 2017, has been in compliance in all material respects with all applicable Environmental Laws and all applicable Environmental Permits. Except as disclosed on Schedule 2.19(a), Seller has not received since January 1, 2017 any written notice asserting that the Business is not in compliance in any material respect with any Environmental Laws or any Environmental Permit.

(b) Except as set forth on Schedule 2.19(b), there is no pending or, to the Knowledge of Seller, threatened, civil or criminal litigation, notice of violation, or written material claim, inquiry or information request by any Governmental Entity under any Environmental Law against Seller relating to the Business. Except as set forth on Schedule 2.19(b) and except for any notice or claim that has been resolved, the Seller has not received since January 1, 2019 any written claim alleging any actual or potential responsibility for, or any written inquiry or written notice of investigation regarding, any Release or threatened Release of any Hazardous Substance either generated at or transported from any current or former facility of the Business.

(c) With respect to any real property or facility (including any real property or facility that is currently or was formerly owned, leased or operated with respect to the Business), there has been no release, spill, disposal or arrangement for disposal, discharges, leak, transportation, use, handling or generation of, any Hazardous Substances on, at, in or underneath any of such property or facility, in each case that has given or that would reasonably be expected to give rise to a material liability of Seller under any Environmental Law.

(d) There are no Environmental Conditions existing at, underneath, or migrating to or from any real property or facility currently or formerly owned, leased or operated by the Business, nor are there any Environmental Conditions resulting from the operation of the Business or the occupancy of any real property or facility by the Business.

(e) The Business has no material liability under any Environmental Law for the presence of a Hazardous Substance contained in any Products/Services.

(f) The Business has not assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, liability of any other Person relating to any Environmental Law or Hazardous Substances.

(g) Seller has provided to Buyer true and correct copies of all environmental site assessments, audits and reports and other material documents relating to environmental, health and safety matters, including with respect to the environmental condition or status of any currently or previously owned, operated or leased real property or facility, that are within the possession or under the reasonable control of Seller or the Business.

2.20 Brokers Fees. Except as set forth on Schedule 2.20, neither Seller (nor any Affiliate thereof) nor any of Seller’s directors, officers, employees or Agents has any obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement and the other documents and instruments delivered pursuant hereto.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer hereby makes to Seller the representations and warranties contained in this Article III as of the date hereof and as of the Closing Date (except that representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such period of time).

3.1 Organization. Buyer is a corporation properly organized, validly existing and in good standing under the Laws of the State of Ohio.

3.2 Authorization. The execution and delivery of this Agreement by Buyer and the performance by Buyer of its obligations hereunder and under each Ancillary Document to which it is or will be a party has been authorized by all necessary action on the part of Buyer. No other company action or approval is necessary for the execution, delivery or performance of this Agreement by Buyer. Buyer has full right, power, authority and capacity to execute, deliver and perform this Agreement and each Ancillary Document to which it is or will be a party. This Agreement has been duly executed and delivered by Buyer. This Agreement and each Ancillary Document to which Buyer is or will be a party constitutes, or will constitute when executed and delivered, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization or moratorium or other similar Laws relating to creditors’ rights generally and to general principles of equity.

3.3 No Conflict. Neither the execution and delivery of this Agreement or any Ancillary Document by Buyer nor the consummation of the transactions contemplated hereby or thereby nor the fulfillment by Buyer of any of terms contemplated hereby or thereby will (a) conflict with or result in a breach by Buyer of, or constitute a default under, or create an event that, without the giving of notice or the lapse of time, or both, would be a default under or breach of, or give a right to terminate, cancel or accelerate under, any of the terms, conditions or provisions of the Organizational Documents of Buyer, (b) conflict with or result in a breach by Buyer of, or constitute a default under, or create an event that, without the giving of notice or the lapse of time, or both, would be a default under or breach of, or give a right to terminate, cancel or accelerate under, any of the terms, conditions or provisions of any Order, Contract or Authorization involving Buyer, other than with respect to any of the terms, conditions or provisions of the Organizational Documents of Buyer, and (c) except for applicable requirements of the HSR Act, violate, require any consent, approval or exemption from, or notice to, any Governmental Entity under, any applicable Law or Order, but in each of the cases set forth in subsections (a) – (c) above, only if such violation, conflict, breach, default or failure to provide notice or obtain a consent, approval or exception could be reasonably expected to prevent or materially delay the Closing or the performance by Buyer of its obligations hereunder.

3.4 Financial Capability; Solvency. Buyer has, or will have available to it at the Closing, the financial capability and all sufficient cash on hand (through existing credit agreements, the credit agreements described below and otherwise) necessary and sufficient to complete each of the transactions contemplated hereby and to pay all fees and expenses of or payable by Buyer, and any other amounts required to be paid by it in connection with the consummation of the transactions contemplated by this Agreement. In no event shall the receipt or availability of any funds or financing by Buyer or any other financing be a condition to any of Buyer’s obligations under this Agreement.

(a) As of the date of this Agreement, Buyer has delivered to Seller a true and correct copy of an executed debt commitment letter between the Buyer and JPMorgan Chase Bank, N.A., dated as of the date hereof (together with any related fee letter executed in connection therewith and, in each case, exhibits, schedules, annexes, supplements, and term sheets attached to any of the foregoing, each as may be amended or modified in accordance with the terms hereof, the “Debt Commitment Letter” or the “Financing Commitments”) (except that the fee amounts, other economic terms, “market flex” provisions and other customary provisions (none of which would adversely affect the availability of the amounts required to be paid by Buyer in connection with the consummation of the transactions contemplated by this Agreement) set forth therein have been redacted) pursuant to which the Financing Sources named therein have committed, on the terms and subject to the conditions set forth therein, to lend Buyer the amounts set forth therein for the purpose of funding the transactions contemplated by this Agreement at the date and time at which the Closing is required to occur pursuant to Section 1.7 (the “Debt Financing”).

(b) Assuming the Debt Financing is funded in accordance with the Financing Commitments, the amount of funding to be provided in the Debt Financing (along with Buyer’s cash on hand) is sufficient to pay all amounts required to be paid by Buyer or its Affiliates hereunder and all related fees and expenses.

(c) The Debt Commitment Letter (i) is a legal, valid and binding obligation (subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity) of Buyer and, to the knowledge of Buyer, each of the other parties thereto, as the case may be, and (ii) has not been withdrawn, terminated, repudiated, rescinded, amended or modified, and to Buyer’s knowledge, no such withdrawal, termination, repudiation, rescission, amendment or modification is contemplated.

(d) Except as expressly set forth in the Debt Commitment Letter (as in effect on the date hereof) there are: (i) no conditions precedent to the obligations of any party to the Debt Commitment Letter to fund the full amount of (or any portion of) the Debt

Financing, (ii) no contingencies that would permit any party to the Debt Commitment Letter not to fund the full amount (or any portion of) the Debt Financing, reduce the aggregate amount of the Debt Financing to an amount that is less than the amount sufficient to consummate the transactions contemplated hereby and pay all fees and expenses contemplated hereby, or otherwise modify the terms and conditions of the Debt Financing, and (iii) no side letters and (except for the definitive agreements to be entered into with respect to the Debt Financing) no contracts with any other Person relating to the Debt Financing under which Buyer has or may become subject to any obligations that may otherwise affect the availability of the Debt Financing or any portion thereof.

(e) Assuming the truth and accuracy of the representations and warranties set forth in ARTICLE II in a manner that would satisfy the condition set forth in Section 6.1(a), Buyer: (i) has no reason to believe that it will be unable to satisfy on a timely basis each term and condition relating to the Closing and the Debt Financing; (ii) knows of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause any termination, withdrawal, modification, repudiation or rescission of the Debt Commitment Letter, (B) cause any of the material terms or conditions relating to the Closing or funding of any portion of the Debt Financing not to be met or complied with, or (C) otherwise cause the full amount (or any portion) of the Debt Financing to not be available to Buyer on a timely basis; and (iii) knows of no reasonably potential impediment to the funding of any of the payment obligations of Buyer under this Agreement.

(f) Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid by it on or prior to the date of this Agreement.

(g) In no event shall the receipt or availability of any funds or financing by Buyer or any Affiliate or any other financing be a condition to any of Buyer’s obligations under this Agreement.

3.5 Broker Fees. Except as provided in the Debt Commitment Letter, neither Buyer (nor any Affiliate thereof) nor any of Buyer’s directors, officers, employees or agents has any obligation to pay any fees or commissions to any broker, finder or agent with respect to the transactions contemplated by this Agreement and the other documents and instruments delivered pursuant hereto.

3.6 Absence of Litigation. There is no action, suit, proceeding or claim pending against, or, to the knowledge of Buyer, threatened against Buyer, in each case before any arbitrator or Governmental Entity, which in any manner challenges or seeks to prevent, enjoin, materially alter or materially delay the consummation of the transactions contemplated by this Agreement.

3.7 R&W Insurance Policy. (a) Buyer has provided to Seller a correct and complete copy of the R&W Binder, (b) the R&W Insurance Policy attached to the R&W Binder is in all respects substantially the same as the most recent draft thereof made available to Seller prior to the date hereof, (c) Buyer has fully paid any and all fees payable in connection with the R&W Insurance Policy that are due as of the date hereof and (d) the R&W Insurance Policy expressly provides that, except in the case of Fraud, no insurer thereunder has any rights against, and each insurer thereunder has expressly waived and has agreed not to pursue, directly or indirectly, any claims by way of subrogation, contribution or otherwise against, Seller or any of its former, current or future Affiliates, or any of its or their respective former, current or future direct or indirect general or limited partners, shareholders, managers, management companies, portfolio companies, equity holders, controlling Persons, members, agents, incorporators, trustees or Representatives or Representatives of any of the foregoing, or any heir, executor, administrator, successor or assign of any of the foregoing, including with respect to any claim made by any insured thereunder.

3.8 Independent Investigation; No Other Representations and Warranties

(a) Buyer has conducted its own independent investigation, review and analysis of, and reached its own independent conclusions regarding, the Business and its operations, assets, and condition. Buyer acknowledges that it and its Representatives have been provided such access to the personnel, properties, premises, records and other documents and information of and relating to the Business as it has requested for such purpose. Buyer has been represented by, and had the assistance of, counsel in the conduct of its due diligence, the preparation and negotiation of this Agreement and the Ancillary Documents, and the consummation of the transactions contemplated hereby and thereby. In entering into this Agreement, Buyer acknowledges that it has relied solely upon its own investigation, review and analysis and has not relied on and hereby expressly waives any reliance upon any representation or warranty made by, on behalf of or relating to Seller, Seller’s Affiliates or the Business, or any omissions therefrom, except for the representations and warranties expressly set forth in Article II (and, with respect to such representations and warranties, subject to any limitations included in this Agreement).

(b) Buyer acknowledges and agrees that (i) other than the representations and warranties expressly set forth in Article II or in any Ancillary Document, none of Seller, any of Seller’s Affiliates or any other Person has made or makes any representation or warranty, written or oral, express or implied, at law or in equity, with respect to the Business, the Acquired Assets and the Assumed Liabilities, including any representation or warranty as to (A) merchantability or fitness for a particular use or purpose, (B) the operation or probable success or profitability of the Business following the Closing, (C) the consequences to the Business of not benefitting, after the Closing, from Overhead and Shared Services and, after the termination of Seller’s obligation to provide any services under the Transition Services Agreement, from such services, (D) the capability or cost of alternative providers of Overhead and Shared Services (including information technology service providers) or (E) the ability of Buyer to successfully and timely complete any migration off of the services to be provided pursuant to the Transition Services Agreement, and (ii) Buyer will not have any right or remedy (and Seller will have no Liability whatsoever) arising out of, and Buyer expressly disclaims any reliance upon, any representation, warranty or other statement made by, on behalf of or relating to Seller, any of Seller’s Affiliates or the Business, including in any materials, documentation or other information regarding the Business made available to Buyer or any of its Representatives in connection with this Agreement or their investigation of the Business (including information memoranda, VDR materials, projections, estimates, management presentations, budgets and financial data and reports), or any errors therein or omissions therefrom, other than for Fraud and the representations and warranties expressly set forth in Article II or in any Ancillary Document.

ARTICLE IV

CERTAIN COVENANTS OF THE PARTIES

4.1 Access.

(a) Seller will permit Buyer and its representatives to have reasonable access, prior to the Closing Date, to the properties and to the Books and Records of the Business during normal working hours and upon reasonable advance notice to familiarize itself with such properties and the business of the Business (including for the purpose of conducting a Phase I Environmental Site Assessment at the Owned Real Property and the Leased Real Property); provided, however, that Buyer and Buyer’s representatives will not unreasonably interfere with the personnel and operations of the Business or other operations or activities of Seller or its Affiliates; and provided, further, that (i) nothing herein will require any employee of Seller or any of its Affiliates to provide any information regarding the Business in any other format or otherwise to manipulate or reconfigure any data regarding the Business; (ii) nothing herein will require Seller or its Affiliates to provide Buyer or Buyer’s representatives with access to or copies of (x) any information that must be maintained as confidential by applicable Law or in accordance with the terms of a written agreement with a third party or (y) sensitive customer or employee information, manufacturing processes, pricing lists or other information that relates to the Business and that, in Seller’s reasonable business judgment, should not be provided to Buyer or Buyer’s representatives until the transactions contemplated hereby have been consummated in order to avoid any adverse effect on the Business, or in order not to violate applicable Laws; and (iii) nothing herein will require Seller or its Affiliates to provide Buyer or Buyer’s representatives with access to or copies of any information that relates to any businesses or operations of Seller or its Affiliates other than the Business. Subject to the provisos in the preceding sentence, Seller will reasonably cooperate with Buyer’s representatives performing the Phase I Environmental Site Assessments, including providing requested information and facilitating site visits. Buyer will promptly provide a complete copy of such Phase I Environmental Site Assessments to Seller, whether obtained prior to or after the Effective Time. For the avoidance of doubt, the Parties acknowledge and agree that the commissioning, completion, or delivery of any such Phase I Environmental Site Assessment shall not be a condition to Closing. All requests for access will be made to such representatives of Seller as Seller will designate, who will be solely responsible for coordinating all such requests and access thereunder. Notwithstanding the foregoing, prior to the Closing, Buyer and its representatives shall not contact or in any other manner communicate with the employees, customers and suppliers of the Business in connection with the transactions contemplated hereby, except following prior consultation with and written approval from Seller or its representatives; provided, however that Seller (and its Affiliates) shall use commercially reasonable efforts to facilitate and permit any meeting or other communication reasonably requested by Buyer or its Affiliates with Local 414; provided, further, that Buyer will notify Seller prior to any such meeting or other communication and Seller or its representatives will have the option to attend or participate in the same.

(b) After the Closing, each Party shall afford the other Party, its respective counsel, accountants and other representatives, during normal business hours, reasonable access to the books, records and other data in such Party’s possession with respect to the Business, the Acquired Assets and the Assumed Liabilities with respect to periods prior to the Closing, and the right to make copies and extracts therefrom at its expense, to the extent such access is reasonably required by the requesting Party for any proper business purpose, provided, however, that Seller shall only be required to afford Buyer access to records with respect to Taxes if such records are reasonably requested by the Buyer and such records are separable, without undue burden and expense, from the books, records and other data relating to any other business of Seller and such records do not relate to income Taxes. Without limitation, after the Closing, each Party shall make available to the other Party, as reasonably requested, and to any Governmental Entity that is legally permitted to receive the following pursuant to its subpoena power or its equivalent, all books, records and other data relating to Property Tax liabilities or potential Property Tax liabilities with respect to the Business, the Acquired Assets and the Assumed Liabilities for all periods prior to or including the Closing Date and, in the case of Seller, separable without undue burden and expense from the books, records and other data relating to any other business of Seller. The Parties agree to preserve Books and Records with respect to Property Taxes pertinent to the Business, the Acquired Assets and the Assumed Liabilities until six years following the Closing Date; provided, that Seller shall not be required to make available any items that are not separable without material burden and expense from the properties, assets, books and records, documents and data relating to any other businesses of Seller. Subject to the previous sentence, each Party agrees, for a period of six years after the Closing Date, not to destroy or otherwise dispose of any of the books, records or other data described in this Section 4.1 without first offering in writing to surrender such books, records and other data to the other Party, which other Party shall have 10 calendar days after such offer to agree in writing to take possession thereof.

(c) This Section 4.1 does not apply to the Debt Financing, which is instead governed by Section 4.11.

4.2 Non-Competition, Non-Solicitation and Confidentiality.

(a) Non-Competition. In order to protect the value of the Business, for a period of five years after the Closing Date (the “Restricted Period”), Seller (and each of its controlled Affiliates) shall not, anywhere in the world, directly or indirectly, and shall not cause or permit any Affiliate to, own, operate, manage, control, engage in, Participate in, invest in, permit its name to be used by, act as consultant, partner or advisor to, render services for (alone or in association with any Person) or otherwise assist in any manner any Person that engages in or owns, invests in, operates, manages or controls any venture or enterprise which, directly or indirectly, engages or proposes to engage in the Business as presently conducted by Seller. “Participate” means any direct or indirect participation or ownership in any enterprise, whether as an officer, director, manager, equity holder, employee, partner, sole proprietor, agent, representative, independent contractor, executive, franchisor, franchisee, creditor, owner or otherwise. Notwithstanding the foregoing, Seller shall not be prohibited from:

(i) acquiring (and subsequently holding) of all or any portion of the assets or Capital Stock of any Person engaged in the Business; provided, that if (A) the Business accounts for more than ten percent (10%) of the revenues of such acquired assets or such Person (based on the latest relevant annual financial statements), Seller will divest a portion of the acquired assets within one year after the consummation of the acquisition and solely to the extent required to cause the Business to account for ten (10%) or less of the revenues of such acquired assets or Business and (B) under no circumstances may Seller acquire or hold assets or Capital Stock of any Person engaged in the Business if such Person’s annual Business revenues exceed Fifty Million Dollars ($50,000,000.00);

(ii) acquiring, holding of investments or owning, directly or indirectly, any Capital Stock of any Person traded on any national securities exchange that is engaged in the Business, so long as such Capital Stock represents not more than five percent (5%) of the aggregate voting power and fully diluted economic ownership of such Person; or

(iii) performing obligations or exercising any rights under this Agreement.

(b) Non-Solicitation.

(i) For two years following the Closing Date, Seller and its Affiliates will not (A) directly or indirectly solicit or seek to induce any Transferred Employee to leave his or her employment or position with the Business, or (B) hire any person who was a Transferred Employee within six months prior to the date of such hire.

(ii) For two years following the Closing Date, Buyer and its Affiliates will not (other than with respect to Transferred Employees) (A) directly or indirectly solicit or seek to induce any employee of Seller or any of its Affiliates to leave his or her employment or position with Seller or such Affiliate, or (B) hire any person who was an employee of Seller or any of its Affiliates within six months prior to the date of such hire.

(iii) Notwithstanding the foregoing, the restrictions set forth in this Section 4.2(b) will not prohibit any Party or its respective Affiliates from (A) advertising employment opportunities in any newspaper, trade journal or other publication or any third party Internet website posting, or (B) participating in any third party hiring fair or similar event open to the public.

(c) Confidentiality. During the Restricted Period, Seller and its Affiliates shall treat and hold as confidential any information concerning the Business, including any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information (collectively, the “Confidential Information”), refrain from using any of the Confidential Information, except in connection with this Agreement or the Transition Services Agreement. Notwithstanding the foregoing sentence, Confidential Information shall not include information that (i) is or becomes generally available to the public other than as a result of disclosure in violation of this Section 4.2(c), or (ii) is required to be disclosed by applicable Law or Order or by any Governmental Entity or pursuant to a court order, subpoena, administrative, legal or judicial process or order or civil investigative demand, in which case, if practicable and legally permitted, Seller shall use commercially reasonable efforts to provide Buyer with prompt written notice of such required disclosure so that Buyer may seek, at Buyer’s sole cost and expense, to obtain a protective order, injunctive relief or other reasonable assurance that such disclosure shall be treated confidentially (which shall not be a condition to any disclosure by Seller or any of its Affiliates), (iii) becomes available to Seller or any of its Affiliates after the Closing from a source other than Buyer or any of their respective Affiliates or Representatives that is not under any obligation of confidentiality to Buyer or its Affiliates with respect to such information or (iv) is independently developed by or on behalf of Seller or any of its Affiliates after the Closing without reference to or use of such information. Notwithstanding anything in this Agreement to the contrary, Seller shall have the right to retain, following the Closing, copies of any Books and Records relating to the Business, any other written or recorded information constituting Acquired Assets and any system associated with such Books and Records or such other information which Seller in good faith determines it is reasonably likely to need.

4.3 Tax Matters.

(a) Bulk Sales Laws. Buyer hereby waives compliance by Seller with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Acquired Assets to Buyer.

(b) Transfer Taxes. All transfer Taxes, recording fees and other similar Taxes that are imposed on any of the Parties by any Governmental Entity in connection with the transactions contemplated by this Agreement shall be borne 50% by Seller and 50% by Buyer.

(c) Proration of Taxes(d) . All personal property Taxes and all other similar ad valorem Taxes, other than Taxes described in Section 4.3(a) (together with the Real Property Taxes, “Property Taxes”) relating to the Business or any of the Acquired Assets for Straddle Periods shall be prorated between Seller and Buyer. Real property Taxes on the Owned Real Property (the “Real Property Taxes”) shall be prorated based on the applicable Real Property Taxes for the year of Closing, if available, or, if the current year Real Property Taxes are not yet known as of the Closing Date, then such proration shall be based on the Real Property Taxes for the preceding year; provided if the proration is based on the Real Property Taxes for the year prior to Closing then, as soon as the Taxes for the year of Closing are known, Buyer and Seller agree to re-prorate the Real Property Taxes based on the actual real property Taxes for the year of Closing. The amount of Property Taxes allocable to Seller for any Straddle Period shall be equal to the amount of Tax for the applicable Tax period multiplied by a fraction, the numerator of which shall be the number of days from the beginning of the applicable Tax period and including the Closing Date and the denominator of which shall be the number of days in the applicable Tax period. The amount of Property Taxes allocable to Buyer for any Straddle Period shall be equal to the amount of Tax or other charge for the applicable Tax period multiplied by a fraction, the numerator of which shall be the number of days after the Closing Date through the remainder of the applicable Tax period and the denominator of which shall be the number of days in the applicable Tax period. In the event that any Party pays a Tax for which the other Party is obligated in whole or in part under this Section 4.3(c), the former Party shall present the latter Party with a statement setting forth the latter Party’s proportionate share, and the latter Party shall promptly pay the former Party such share. For Straddle Period Taxes that are not Property Taxes (including Taxes arising pursuant to an Assumed Contract), such Taxes shall be apportioned based on an interim closing of the books on the Closing Date, as if the applicable Tax period ended as of the close of business at the Effective Time. Notwithstanding any provision to the contrary in this Agreement, any Taxes resulting from any act or transaction by Buyer or Seller, or any of their respective Affiliates on (or effective as of) the Closing Date that is not in the ordinary course of business and not contemplated in this Agreement shall be allocated to the Party who entered into or otherwise caused the act or transaction that was not in the ordinary course of business.

(d) Tax Refunds. All Tax refunds and credits with respect to Excluded Tax Assets shall be for the sole benefit of Seller and to the extent that Buyer (or any Affiliate thereof) receives a refund or credit with respect to any Excluded Tax Asset, Buyer shall promptly pay the amount of such refund or credit (without interest, other than interest received from the applicable Governmental Entity, and net of any Taxes or other reasonable third-party out-of-pocket expenses incurred by Buyer in connection with the receipt of such refund) to Seller.

(e) Reviewed Returns. Buyer shall prepare and file, or cause to be prepared and filed, all Tax Returns with respect to the Business and the Acquired Assets (other than Tax Returns of the Seller) that are to be filed after the Closing. In the case of any Tax Return in respect of Property Taxes for any Straddle Period required to be prepared and filed by Buyer (or any of its respective direct or indirect subsidiaries) following the Closing Date, Seller shall be given a reasonable opportunity to review and comment on each such Tax Return before it is filed and the Buyer shall accept and reflect any reasonable comments provided by Seller. In the event of any disagreements, Seller and Buyer shall cooperate in good faith to reach a resolution and the Buyer will not file any such Tax Return until the earlier of the applicable filing deadline and the resolution of any such disagreement. In the event Buyer and Seller are unable to resolve any disagreement, the procedures set forth in Section 1.6, mutatis mutandis, shall apply.

(f) Certain Post-Closing Actions. Without Seller’s prior written consent, Buyer shall not (and shall cause its Affiliates not to) (i) amend any Tax Return with respect to the Business or Acquired Assets for a Pre-Closing Tax Period or Straddle Period or (ii) enter into any voluntary disclosure agreement or otherwise voluntarily approach any Governmental Entity in connection with Taxes for any Pre-Closing Tax Period or Straddle Period with respect to the Business or Acquired Assets.

4.4 Expenses. Except as expressly set forth herein, each Party hereto shall be solely responsible for and shall bear all of its own costs and expenses incident to its obligations under and in respect of this Agreement and the transactions contemplated hereby, including any such costs and expenses incurred by any Party in connection with the negotiation, preparation and performance of, and compliance with, the terms of this Agreement (including the fees and expenses of legal counsel, accountants, investment bankers or other representatives and consultants), whether or not the transactions contemplated hereby are consummated. Notwithstanding the foregoing or anything to the contrary set forth herein, Buyer shall reimburse Seller for 50% of any costs and expenses incurred by Seller in connection with obtaining audited financial statements for purposes of the Debt Financing.

4.5 Employee Matters.

(a) Employment. No later than 10 days prior to the anticipated Closing Date, Buyer shall, or shall cause an Affiliate of Buyer to, extend written offers of employment to each Business Personnel who is an employee of Seller (or an Affiliate thereof) listed on Schedule 4.5(a)(i), except for the Business Personnel identified on Schedule 4.5(a)(ii), with employment to be effective on the day immediately following the Closing Date on terms and conditions in accordance with Section 4.5(a) and Section 4.5(b) (each such employee who receives and accepts an offer of employment in accordance with this Section 4.5(a) and commences employment with Buyer or its Affiliate is referred to herein as a “Transferred Employee”). Upon Closing, Seller or its Affiliates, as applicable, shall terminate the employment with Seller or its Affiliates of all Business Personnel listed on Schedule 4.5(a)(i), except for the Business Personnel identified on Schedule 4.5(a)(ii). As soon as reasonably practicable following the Closing, but not later than as required by applicable Law, Seller shall pay all accrued wages, salary, and other accrued and unused benefits (with the exception of any Defined Bonus and Commission Plan Assumed Amounts, and without making payments for any Earned and Unused Paid Leave or any Assumed 2022 Incentive Compensation Amount) in accordance with Seller’s policies and plans and any other compensation required to be paid to any Business Personnel (including any bonuses or commissions that do not constitute Defined Bonus and Commission Plan Assumed Amounts or payments for any Assumed 2022 Incentive Compensation Amount) and, as applicable, to such employees participating in a Seller bonus plan that is not a Defined Bonus and Commission Plan or the 2022 incentive compensation plan, a bonus amount determined in good faith; provided, that the amount of such bonus to be paid shall be determined (i) on a pro-rata basis by multiplying such employee’s target bonuses by a fraction, the numerator of which is the number of days that occur prior to the Closing Date in each respective bonus period in which the Closing Date occurs and the denominator of which is the total number of days in each such bonus period, and (ii) under the assumption that performance targets have been met at a level of 100% for each such bonus period, in each case, disregarding any requirement that Transferred Employees must be employed by Seller or its Affiliates as of the bonus payment date or as of the last day of any respective bonus period.

(b) Compensation and Benefits.

(i) Buyer shall cause each offer of employment delivered pursuant to Section 4.5(a) to provide for, and shall provide each Transferred Employee (other than Local 414 Represented Employees, who are addressed below in Sections 4.5(b)(v) and 4.5(b)(vi)) with (A) an annual salary or wage rate not less than the annual salary or wage rate currently in effect for such Transferred Employee, (B) target annual cash incentive compensation opportunities, including the 2022 annual incentive compensation opportunity under Seller’s 2022 annual incentive compensation programs and any applicable Defined Bonus and Commission Plan (with Buyer or its Affiliate assuming Seller’s 2022 annual incentive compensation programs and any applicable Defined Bonus and Commission Plan as they relate to any Transferred Employee), as applicable to such Transferred Employee, not in excess, in the aggregate for all Transferred Employees, of the Assumed 2022 Incentive Compensation Amount and the Defined Bonus and Commission Plan Assumed Amount, and (C) as determined by Buyer, participation in retirement, health, welfare and other employee benefit plans, policies and arrangements of Buyer or an Affiliate of Buyer (including vacation, paid time-off and severance plans) (the “Buyer Plans”) on the same basis as similarly situated employees of Buyer (or its Affiliate) or, with respect to vacation and paid time-off, Buyer or its Affiliate may instead elect to assume Seller’s obligations to provide the Earned and Unused Paid Leave (including for any Local 414 Represented Employee who becomes a Transferred Employee). The annual salary or wage rate shall not be decreased for the 12 month period following the Closing Date.

(ii) Buyer shall cause the service of each Transferred Employee (other than Local 414 Represented Employees, who are addressed below in Sections 4.5(b)(v) and 4.5(b)(vi)) with Seller or its Affiliates (or any applicable predecessor employer) prior to the Closing Date to be treated as service with Buyer for purposes of the Buyer Plans in which such Transferred Employee participates from and after the Closing Date, solely (A) to the extent such service was credited under the Employee Benefit Plans, and (B) for purposes of eligibility to participate and vesting and the determination of the length of severance benefits and vacation and paid time off accruals, but not for the purpose of determining any benefit accruals except where required otherwise pursuant to Section 4.5(b)(i).

(iii) For purposes of each Buyer Plan providing medical, dental or vision benefits in which any Transferred Employee (other than Local 414 Represented Employees, who are addressed below in Sections 4.5(b)(v) and 4.5(b)(vi)) in the United States or his or her eligible spouse or dependents participates from and after the Closing Date, Buyer shall use commercially reasonable efforts to cause the Buyer Plan to (A) waive any pre-existing condition, exclusion, or waiting period to the extent such condition, exclusion, or waiting period was satisfied or waived under the comparable Employee Benefit Plan of Seller or its Affiliates as of the Closing and (B) provide full credit under the applicable Buyer Plan for the plan year of the Buyer’s Plan in which the Closing occurs for any co-payments, deductibles or similar payments made or incurred by a Transferred Employee prior to the Closing under the comparable medical, dental or vision benefit plan of Seller or its Affiliates for the plan year of Seller’s plan in which the Closing occurs.

(iv) Subject to Sections 4.5(b)(v) and 4.5(b)(vi), Buyer and Seller shall permit, beginning as soon as practicable following the Effective Time, each Transferred Employee, at his or her sole election, to effect a rollover from Seller’s Employee Benefit Plan that is a Code Section 401(k) plan and subject to the normal administration costs of any applicable third-party providers, including promissory notes evidencing any outstanding plan loans from Seller’s 401(k) plan, to an account under Buyer’s 401(k) plan subject to compliance with Buyer’s 401(k) plan requirements for such rollovers.

(v) Buyer or its Affiliate shall provide any Local 414 Represented Employee who becomes a Transferred Employee with wages, participation in Employee Benefit Plans, and other terms of employment that are not materially less favorable to each such employee, respectively, than the terms in effect immediately before the Closing Date. Additionally, subject to Section 4.5(b)(vi), Buyer or its Affiliate shall make its best effort to enter into an agreement with Local 414 as soon as practicable which is not less favorable to the Local 414 Represented Employees than the agreement between Local 414 and Tuthill Corporation / Fort Wayne dated November 30, 2020 (the “CBA”) and, where practicable for Buyer or its Affiliate, is consistent with the terms of the CBA.

(vi) Notwithstanding anything to the contrary in this Agreement, because certain Employee Benefit Plans of Seller constitute Excluded Assets, and because Buyer and its Affiliate cannot practicably comply with certain CBA provisions concerning certain Employee Benefit Plans available to the Local 414 Represented Employees (such as certain CBA terms that arguably require a pension plan to be in effect immediately upon Closing), the parties understand and agree that Buyer or its Affiliate may elect to negotiate with Local 414, in accordance with Section 4.1(a), for certain terms that differ from the terms of the CBA with respect to Employee Benefit Plans and related matters (the “CBA Replacement Terms”), without negating or diminishing the obligation of Buyer or its Affiliate to provide terms of employment to Local 414 Represented Employees that are not materially less favorable than the terms of employment of such respective employees immediately before the Closing Date. In the event Buyer or its Affiliate is not able to obtain Local 414’s agreement to the CBA Replacement Terms and Buyer or its Affiliate does not enter into an agreement with Local 414 containing terms that are identical to the CBA in all material respects, then, notwithstanding anything to the contrary set forth herein, including in Exhibit 1.1(b)(iii), the CBA shall constitute an Assumed Contract for all purposes hereunder. For the avoidance of doubt, any assumption of the CBA by Buyer or its Affiliate does not modify or negate the parties’ rights and obligations regarding the Assumed Liabilities (other than with respect to Assumed Liabilities relating to Assumed Contracts) and Excluded Liabilities.

(c) COBRA. In accordance with Treasury Regulation Section 54.4980B-9, a group health plan sponsored by Seller (or an Affiliate of Seller or an ERISA Affiliate) shall, with respect to the Acquisition, offer COBRA continuation coverage to each applicable “M&A qualified beneficiary” (as defined in Treasury Regulation Section 54.4980B-9, Q&A 4), and shall provide COBRA continuation coverage for the maximum required period to each M&A qualified beneficiary who timely elects such coverage and pays the required premiums for so long as Seller or an Affiliate of Seller or an ERISA Affiliate maintains a “group health plan.”

(d) Seller Qualified Plan. Subject to Sections 4.5(b)(v) and 4.5(b)(vi), Seller shall amend any Employee Benefit Plan that is intended to be a tax-qualified plan under the Code to provide that each Transferred Employee shall be fully vested in his or her account balance, notwithstanding any vesting schedule that would otherwise apply.

4.6 Certain Filings.

(a) Each Party shall use commercially reasonable efforts to take, or cause to be taken, and to assist and cooperate with each other in taking or causing to be taken, all actions necessary, proper, or advisable under this Agreement and applicable Law to cause the termination at the earliest possible date of any applicable waiting periods under the HSR Act or, if applicable, any extended period indicated by an antitrust agency that is required to complete the antitrust agency clearance review. In furtherance of the foregoing, the Parties shall (i) make or cause to be made, in cooperation with the other Party and to the extent applicable and as promptly as practicable, (A) an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby (which filing shall be made in any event within two Business Days following the date hereof) and (B) all other necessary filings with other Governmental Entities relating to the transactions contemplated hereby, provided, that Buyer shall pay the filing fees in connection with any such filings in clauses (A) and (B) above; (ii) use reasonable best efforts to respond to (or properly reduce the scope of) any requests for additional information or documentary material made by the Federal Trade Commission, the United States Department of Justice or any other Governmental Entities, including a second request; (iii) vigorously advocate throughout the clearance process that the transactions contemplated hereby comply with all relevant antitrust Laws, all to the end of expediting consummation of the transactions contemplated hereby; (iv) divest or hold separate such assets or businesses of Buyer or Seller (including entering into ancillary agreements relating to divesting or holding separate such assets or businesses) as may be required in order to avoid the filing of a lawsuit by any Governmental Entity seeking to enjoin the transactions contemplated hereby, or the entry of, or to effect the dissolution of, any injunction, temporary restraining order, or other order in any suit or proceeding, which would otherwise have the effect of preventing or delaying the consummation of the transactions contemplated hereby; and (v) use commercially reasonable efforts to oppose or defend against any Proceedings that may be instituted challenging the transactions contemplated by this Agreement as violative of any antitrust Laws, including taking any actions necessary to have any applicable Order vacated or overturned. Neither Party shall take any action that could reasonably be expected to have the effect of delaying, impairing or impeding the receipt of any such required clearances; provided that Buyer may agree to refile under the HSR Act if in its good faith judgment it determines (after consulting in advance with the Seller and in good faith taking the Seller’s views into account) that the taking of such action would enhance the likelihood of obtaining termination or expiration of the HSR Act waiting period.

(b) In connection with the foregoing, to the extent permitted by applicable Law and by the applicable Governmental Entity, Buyer and Seller shall consult with one another in connection with, and provide one another with reasonable advance notice and an opportunity to participate in, any substantive meetings, by telephone or in person, with the staff of the Federal Trade Commission, the United States Department of Justice or any other Governmental Entities regarding the transactions contemplated hereby, and each Party shall have the right to have a representative present at any such meeting. In furtherance of the foregoing, the Parties shall promptly notify one another of any substantive communication with, and furnish one another with copies of any notices or written communications received from, any Governmental Entity, and shall permit counsel for the other Party an opportunity to review in advance any proposed written communication to any such Governmental Entity. Any materials exchanged in connection with this Section 4.6 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, or to remove any other competitively sensitive material, provided, that each Party may, as it deems advisable and necessary, designate any materials provided under this Section 4.6 as “outside counsel only,” in which case such materials and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

4.7 Insurance.

(a) From and after the Closing Date, the Business shall cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any Insurance Policies other than with respect to (i) any claims, occurrences or losses covered by the Insurance Policies listed on Schedule 4.7 (the “Available Insurance Policies”) that Seller properly reports (or has reported) to the relevant insurer(s) prior to the Closing Date or (ii) for claims brought under the Available Insurance Policies, for any claim, occurrence or loss that occurred or existed prior to the Closing Date, in each case under clauses (i) and (ii) above subject to the terms and conditions of the relevant Insurance Policies and this Agreement, except to the extent otherwise mandated by Law. Buyer shall be responsible to procure all contractually and statutorily obligated insurance for the Business from and after the Closing.

(b) The rights of the Buyer under Section 4.7(a)(ii) above are subject to and conditioned upon the following:

(i) Buyer shall be solely responsible for notifying any and all insurance companies of such claims and complying with all policy terms and conditions for pursuit and collection of such claims, provided that Seller will provide or cause to be provided any such cooperation, information and assistance as may reasonably be requested by Buyer with respect to any claims that Buyer is permitted to make pursuant to this Section 4.7. Buyer shall not, without the written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), amend, modify or waive any rights of Seller or any other insureds under any such Available Insurance Policies. Seller acknowledges that it is liable for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims (including any deductible, self-insured retention and similar concepts), and all such uninsured, uncovered, unavailable or uncollectible amounts are Excluded Liabilities; and

(ii) with respect to coverage claims or requests for benefits asserted by Buyer under the Available Insurance Policies, Seller shall have the right but not the duty to monitor or associate with such claims. Buyer shall not assign any rights or claims under the Available Insurance Policies.

(c) Notwithstanding anything to the contrary contained in this Agreement, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of Seller or its Affiliates to insurance coverage for any matter, whether relating to the Business or otherwise, and (ii) Seller and its Affiliates shall retain the exclusive right to control the Available Insurance Policies and all of its other Insurance Policies (but not the right to control the claims (or defense or settlement thereof) brought pursuant to Section 4.7(a)(ii)), including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Policies and to amend, modify or waive any rights (other than rights with respect to claims brought pursuant to Section 4.7(a)(ii)) under any such Insurance Policies, notwithstanding whether any such Insurance Policies apply to any Liabilities as to which Buyer has made, or could in the future make, a claim for coverage; provided, that Buyer shall reasonably cooperate with Seller and its Affiliates with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary in order to permit Seller and its Affiliates to manage and conduct its insurance matters as Seller and its Affiliates deem appropriate.

(d) Nothing in this Section 4.7 shall limit, modify or in any way affect the rights and obligations of the Parties under Article V.

4.8 Termination of Overhead and Shared Services. Buyer acknowledges and agrees that, except as otherwise expressly provided in the Transition Services Agreement, effective as of the Closing Date, all Overhead and Shared Services provided to the Business shall cease and Seller shall have no further obligation to provide any such Overhead and Shared Services to the Business.

4.9 Wrong Pockets; Execution of Additional Documents.

(a) From time to time after the Closing, as and when requested by a Party, each Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments, and shall take, or cause to be taken, all such further or other actions as such other Party may reasonably deem necessary to consummate the transactions contemplated by this Agreement and the Ancillary Documents.

(b) If at any time after the Closing, it is established that any asset, property, right, contract or claim (collectively, the “Wrong Pocket Assets”) which (x) was related to the Business prior to the Closing but was not transferred to Buyer at the Closing as an Acquired Asset and is not listed in subsections 1.1(b)(i) – 1.1(b)(xiv) of Section 1.1(b), or (y) was transferred to Buyer at the Closing but was not related to the Business, then the holder of the Wrong Pocket Assets shall (i) execute all instruments, agreements or documents as may be reasonably necessary for the purpose of transferring the relevant ownership and/or interests in the Wrong Pocket Assets (or part thereof) held by such holder to Seller or its Affiliates (if such holder is Buyer) or Buyer or its designee (if such holder is Seller) (as the case may be, the “Wrong Pocket Asset Transferee”), (ii) do all such further acts or things as may be reasonably necessary to validly effect the transfer and vest the relevant ownership and/or interest in such Wrong Pocket Assets (or part thereof) in the Wrong Pocket Asset Transferee, (iii) ensure that the holder shall, where permitted by the terms on which such holder has the right to such Wrong Pocket Assets, hold the Wrong Pocket Assets and any monies, goods or other benefits arising after the date of this Agreement by virtue of them, as agent of and trustee for the Wrong Pocket Asset Transferee and allow the Wrong Pocket Asset Transferee to have full enjoyment and use of such Wrong Pocket Assets; and (iv) be released and held harmless by the Wrong Pocket Asset Transferee against any Liabilities relating to the Wrong Pocket Assets.

(c) Seller shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Buyer (or its designated Affiliate) any monies or checks that have been sent to Seller or any of its Affiliates after the Closing Date by customers, suppliers or other contracting parties of the Business to the extent they are or are in respect of an Acquired Asset or Assumed Liability hereunder.

(d) Buyer shall, or shall cause its applicable Affiliate to, promptly pay or deliver to Seller (or its designated Affiliate) any monies or checks that have been sent to Buyer after the Closing Date to the extent they are or are in respect of an Excluded Asset or Excluded Liability hereunder.

4.10 R&W Insurance Policy. Buyer shall cause the R&W Insurance Policy to be bound effective at or before the Closing. Buyer will not amend, modify or waive any term, provision, right or obligation of or under the R&W Binder or the R&W Insurance Policy (before or after Closing) in any respect that could reasonably be expected to materially adversely impact Seller hereunder or otherwise (including with respect to the provision that provides that notwithstanding anything to the contrary in the R&W Insurance Policy, there shall be no subrogation or assignment (and the R&W Insurer waives and shall not be entitled to exercise any rights to such subrogation or any other contribution, indemnification or other rights to pursue any claim against Seller or its Affiliates) with respect to any rights of recovery that Buyer may have against Seller, its Affiliates, and their respective directors, officers and employees, except solely for such rights of recovery arising from claims against any such Person for Fraud in connection with the making of the representations and warranties set forth in Article II of this Agreement) without the prior written consent of Seller. Buyer shall be responsible for all premiums, broker fees and taxes and other fees and expenses incurred in connection with the issuance of the R&W Insurance Policy.

4.11 Financing.

(a) Arrangement of Financing. Buyer shall use its commercially reasonable efforts to take, or cause to be taken, such actions that are necessary to consummate the Debt Financing on substantially the terms and conditions set forth in the Debt Commitment Letter and to satisfy the conditions to the Debt Financing as described in the Debt Commitment Letter, including the execution and delivery of all such instruments and documents as may be reasonably required thereunder. Without limiting the generality of the foregoing, Buyer shall:

(i) Negotiate Definitive Financing Agreements: as promptly as practicable after the date hereof, use commercially reasonable efforts to negotiate, execute and deliver definitive agreements with respect to the Debt Financing (the “Definitive Financing Agreements”), provided, that such Definitive Financing Agreements shall not: (A) result in any reduction of the aggregate amount of the Debt Financing provided for in the Debt Commitment Letter (including by changing the amount of fees or original issue discount contemplated by the Debt Commitment Letter) to an amount that is less than the amount sufficient to consummate the transactions contemplated hereby and pay all fees and expenses contemplated hereby; (B) result in any expansion or imposition of new conditions or other contingencies to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Commitment Letter; or (C) result in any amendment or modification of any such conditions or contingencies in a manner adverse to Buyer (including by making such conditions or contingencies less likely to be satisfied);

(ii) Comply with Covenants: use commercially reasonable efforts to (A) comply on a timely basis with all covenants and other obligations set forth in the Debt Commitment Letter and the Definitive Financing Agreements; and (B) satisfy all conditions and other contingencies set forth in the Debt Commitment Letter and the Definitive Financing Agreements;

(iii) Payment of Fees: pay in a timely manner any commitment or other fees that are or become due and payable under or with respect to any of the Debt Commitment Letter or Definitive Financing Agreements as of the Closing Date; and

(iv) Enforcement of Rights: use commercially reasonable efforts to: (A) enforce its rights under the Debt Commitment Letter and the Definitive Financing Agreements and (B) cause the lenders under the Debt Commitment Letter and the Definitive Financing Agreements to fund the Debt Financing in accordance with the terms of the Debt Commitment Letter and the Definitive Financing Agreements.

(b) Arrangement of Alternative Financing. If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter or Definitive Financing Agreements for any reason, or the Debt Commitment Letter or Definitive Financing Agreements shall be withdrawn, terminated or otherwise amended or modified in any respect such that any portion of the Debt Financing becomes unavailable for any reason, then Buyer shall use its commercially reasonable efforts to arrange and obtain, as promptly as practicable, alternative debt financing (“Alternative Financing”) in amounts and otherwise on terms and conditions no less favorable in the aggregate to Buyer than as set forth in the Debt Commitment Letter. If Buyer proceeds with any Alternative Financing, Buyer shall be subject to the same obligations with respect to such Alternative Financing as set forth in this Agreement with respect to the Debt Financing.

(c) Amendments. Buyer shall not permit any amendment, supplement or modification to be made to, or agree to permit any waiver of any provision or remedy under, any Debt Commitment Letter or Definitive Financing Agreement (including any amendment, supplement, modification or waiver that has the effect of changing the amount of fees to be paid or original issue discount) without Seller’s prior written consent, except that Buyer may amend, supplement or otherwise modify the Debt Commitment Letter or Definitive Financing Agreements (including by joining one or more additional lenders or agents as parties thereto) if such amendment, supplement or modification: (i) does not result in an aggregate amount of Debt Financing provided for in the Debt Commitment Letter or the Definitive Financing Agreements (including by changing the amount of fees or original issue discount contemplated thereby) that is less than the amount sufficient to consummate the transactions contemplated hereby and pay all fees and expenses contemplated hereby; (ii) except as expressly set forth in the Debt Commitment Letter or Definitive Financing Agreements, does not result in any expansion or imposition of new conditions or other contingencies to the receipt or funding of the Debt Financing beyond those expressly set forth in the Debt Commitment Letter or the Definitive Financing Agreements, and could not otherwise reasonably be expected to delay the Closing or make the funding of the Debt Financing or Alternative Financing less likely to occur; or (iii) does not result in any amendment or modification of any such conditions or contingencies in a manner adverse to Buyer (including by making such conditions or contingencies less likely to be satisfied).

(d) Developments and Changes. Buyer shall keep Seller reasonably apprised (on a reasonably current basis and in reasonable detail) of material developments relating to the Debt Financing and promptly provide Seller copies of any Definitive Financing Agreements or executed commitment letter associated with an Alternative Financing. In addition to Buyer’s obligations pursuant to the prior sentence, Buyer shall hold telephonic meetings with Seller and its Representatives from time-to-time, at times reasonably selected by Seller, during which Buyer shall update Seller as to, and respond to questions regarding, the actions Buyer has taken to comply with this Section 4.11 and the status of Buyer’s efforts to consummate the Debt Financing.

(e) Seller Obligations in Respect of the Debt Financing. Seller agrees to, and will use commercially reasonable efforts to cause the appropriate officers and employees of the Business to, upon the reasonable request of Buyer, reasonably cooperate in connection with the arrangement of the Debt Financing or the Alternative Financing, as applicable.

(i) Specific Financing Assistance Covenants. Without limiting the generality of the foregoing, Seller shall, and shall use commercially reasonable efforts to cause the appropriate officers and employees of the Business to, provide Buyer all customary cooperation reasonably requested by Buyer that is necessary in connection with the Debt Financing, including, without limitation, to:

(A) as promptly as reasonably practicable in connection with the anticipated timing for the marketing of the Debt Financing, deliver to Buyer the Required Financing Information, and periodically update any Required Financing Information provided to Buyer as may be necessary so that such Required Financing Information meets the applicable requirements set forth in the definition of Required Financing Information;

(B) provide, on an expedited basis, such other financial or other pertinent and customary information regarding the Business as may be reasonably requested by Buyer in order to prepare the pro forma financing information specified in paragraph 7 of the Debt Commitment Letter;

(C) participate in a reasonable number of meetings, presentations, drafting sessions and due diligence sessions;

(D) furnish Buyer and its Financing Sources with such financial and other pertinent information regarding the Business, including the Financial Statements, as may be reasonably requested by Buyer (subject to the Financing Sources being bound by confidentiality agreements in accordance with customary market practice and as to which Seller shall be an express beneficiary);

(E) provide reasonable assistance in the preparation of customary disclosure documents and customary representation letters reasonably required in connection with the Debt Financing;

(F) facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral (which shall be effective only at or after the Closing) as reasonably requested by Buyer; and

(G) be available to provide and execute documents (or in the case of documents from advisors, use its commercially reasonable efforts to cause its advisors to provide and execute documents) as may be reasonably requested by Buyer and as are customary for transactions of the type contemplated by this Agreement and the Debt Commitment Letter and that are not effective until as of or after the Closing.

(ii) Conditions to Financing Assistance Covenants.

(A) No Requirement to Take Action Resulting in Liability. Seller shall not be required to: (1) take any action that would result in a breach of any contract or subject it to actual or potential liability, or that would, in Seller’s reasonable judgment, unreasonably interfere with operation of the Business prior to the Closing; (2) bear any cost or expense; or (3) otherwise incur any liability or agree to provide any indemnity prior to the Closing.

(B) No Requirement to Approve. Seller shall not be required to take any action in any capacity to authorize or approve the Debt Financing (or any Alternative Financing).

(f) Indemnification; Confidentiality. Buyer shall (i) promptly, upon written request by Seller, reimburse Seller for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees and accountants’ fees) incurred by the Seller or the Business in connection with the cooperation of Seller and the Business as contemplated by 4.11(e), and (ii) indemnify and hold harmless Seller and its Representatives and their Affiliates from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of any Debt Financing or Alternative Financing. All information provided by or on behalf of Seller and the Business pursuant to Section 4.11 shall be kept confidential by Buyer in accordance with Section 4.2(c), except that Buyer shall be permitted to disclose such information to the sources of its Debt Financing, rating agencies and prospective lenders during syndication of the Debt Financing, subject to the sources of Debt Financing, ratings agencies and prospective lenders entering into customary confidentiality undertakings with respect to such information (including customary “click-through” confidentiality undertakings, and as to which Seller shall be an express beneficiary). This Section 4.11(f) shall survive the consummation of the transactions contemplated hereby and the Closing and any termination of this Agreement and is intended to benefit, and may be enforced by, the parties indemnified pursuant to this Section 4.11(f).

(g) The Seller hereby consents to the use of its and the Business’ logos prior to the Closing solely in connection with the Debt Financing as contemplated hereby so long as such logos are used solely in compliance with the Trademark Usage Guidelines (as such term is defined in the Trademark License Agreement) in a manner that is not (i) intended or reasonably likely to harm, disparage or otherwise adversely affect the Seller or the Business or the reputation or goodwill of the Seller or the Business, (ii) in violation of applicable Law, or (iii) reasonably likely to injure, harm or reflect unfavorably on the reputation of Seller or its Affiliates.

4.12 Recall Control. From and after the Closing, Buyer shall maintain such records as may be necessary pursuant to applicable Law or prevailing industry standards to permit a Recall of any Products/Services. If either party becomes aware of or receives notice of a Recall, then such party shall give immediate notice to the other party of such information, including reasonable detail regarding the Products/Services that are the subject of the Recall, the nature of the potential Recall and reasonable information related thereto. Notwithstanding Section 1.2(b)(vii), after the Closing, Buyer shall have the right to assume sole and absolute control (including selection of counsel) over any Recall, subject to the balance of this Section 4.12. Buyer shall consult in good faith with Seller regarding the material aspects of any Recall, and Seller shall cooperate in good faith with Buyer in connection with any Recall that potentially involves Recall Excluded Liabilities. The parties shall reasonably cooperate with each other in developing any necessary Recall plans, conducting any investigations and taking any corrective actions as are necessary or advisable. Nothing in this section shall affect the exclusion of Liabilities in Section 1.2(b)(vii).

ARTICLE V

INDEMNIFICATION

5.1 Survival of Representations, Warranties and Covenants. The representations, warranties and covenants made hereunder or pursuant hereto or in connection with the transactions contemplated hereby shall survive the Closing for the time periods set forth herein. Notwithstanding the foregoing sentence, except in the case of Fraud, no Party shall be entitled to recover for any Losses pursuant to Section 5.2(a) or Section 5.3 unless written notice of a claim thereof is delivered to the other Party prior to the Applicable Limitation Date. For purposes of this Agreement, the term “Applicable Limitation Date” shall mean the date that is 12 months from the Closing Date; provided, however, that the Applicable Limitation Date:

(a) with respect to any Losses arising from, related to, or in connection with, a breach of any representation or warranty of Seller set forth in any Fundamental Representation or Section 2.10, shall mean that date that is six years from the Closing Date;

(b) with respect to any Losses arising from, related to, or in connection with, a breach of any representation or warranty of Buyer, shall mean that date that is six years from the Closing Date, and Buyer hereby waives all applicable statutory limitation periods with respect to any claim or action brought thereunder; and

(c) with respect to any Losses pursuant to Section 5.2(a)(ii) or Section 5.3(b) with respect to covenants or agreements to be performed after the Closing, shall mean any time after the Closing Date until such covenants and agreements are fully discharged (unless the applicable covenant or agreement specifies a shorter period for performance or survival, then 30 days after the end of the applicable period), and the Parties hereby waive all applicable statutory limitation periods with respect to any claim or action brought thereunder.

5.2 Indemnification of Buyer.

(a) Indemnification. From and after the Closing, Seller shall indemnify and defend Buyer, its Affiliates and their respective officers, directors, managers, members, equity holders, employees, agents, partners, representatives, successors and permitted assigns (collectively, the “Buyer Parties”, and each, a “Buyer Party”), and hold each of them harmless from and against, and pay on behalf of, or reimburse such Buyer Parties in respect of, any loss, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, reasonable attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing) (collectively, “Losses” and individually, a “Loss”; provided, however, that the term “Loss” or “Losses” shall not include exemplary or punitive damages, except to the extent actually awarded to a Person in a Proceeding for a Third Party Claim) which any such Buyer Party may suffer, sustain or become subject to, as a result of, relating or incidental to, in connection with, or by virtue of:

(i) any misrepresentation or the breach of any representation or warranty made by Seller contained in this Agreement or in any certificate of Seller contemplated hereby;

(ii) the breach or non-fulfillment of any covenant or agreement made by Seller contained in this Agreement;

(iii) any Indebtedness of Seller; or

(iv) any Excluded Asset or Excluded Liability.

(b) Limitations on Indemnification. With respect to any claim for indemnification brought by any Buyer Party pursuant to Section 5.2(a)(i) (other than with regard to breaches of Fundamental Representations and claims for Fraud) (i) Seller shall have no liability for such claim unless the aggregate amount of Losses with respect to all indemnification claims made pursuant to Section 5.2(a)(i) exceeds $1,968,750.00 and (ii) Seller’s maximum liability in the aggregate for all such claims shall not exceed $1,968,750.00. With respect to any claim for indemnification brought by any Buyer Party pursuant to Section 5.2(a)(i) with regard to breaches of Fundamental Representations, Seller’s aggregate liability shall not exceed the Purchase Price, provided, however, such limitations set forth in this Section 5.2(b) shall not apply to any claims for Fraud. For the avoidance of doubt, nothing set forth in this Section 5.2 shall limit a Buyer Party’s rights to seek specific performance pursuant to Section 9.4.

5.3 Indemnification of Seller. From and after the Closing, Buyer shall indemnify, defend, and hold each of Seller, its Affiliates and their respective officers, directors, managers, members, equity holders, employees, agents, partners, representatives, successors and permitted assigns (“Seller Parties”) harmless from and against, and pay on behalf of, or reimburse such Seller Parties in respect of any and all Losses incurred by each of them with respect to, in connection with, or arising from:

(a) a breach by Buyer of any representation or warranty made by Buyer and contained in this Agreement or in any certificate of Buyer contemplated hereby;

(b) the breach or non-fulfillment of any covenant or agreement made by Buyer contained in this Agreement; or

(c) any Acquired Assets or Assumed Liabilities.

Any indemnification to which any Seller Party is entitled under this Agreement as a result of any Loss of such Seller Party shall be satisfied by Buyer by payment by wire transfer of immediately available funds to a bank account designated in writing by Seller to Buyer within 15 calendar days after the final determination of the amount of such Losses.

5.4 Indemnification Procedures. The party making a claim for indemnification under Section 5.2 or Section 5.3 is referred to herein as the “Indemnified Party”, and collectively, as the “Indemnified Parties”, and the party against whom such claim(s) are asserted is referred to herein as the “Indemnifying Party”, and collectively as the “Indemnifying Parties”.

(a) Direct Claims. Any claim by an Indemnified Party on account of a Loss which results from a claim by a Party to this Agreement or Affiliate of a Party to this Agreement (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof describing in reasonable detail, to the extent available, the facts constituting the basis for such Direct Claim, the specific basis for the claim for indemnification under Section 5.2 or Section 5.3, as applicable, and the amount, to the extent known, of the Direct Claim asserted. Failure to give notice of a Direct Claim shall not affect the Indemnifying Party’s duties or obligations under Section 5.2 or Section 5.3, as applicable, except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced as a result of such failure. The Parties shall negotiate in good faith to settle any dispute in respect of a Direct Claim. If the dispute is not resolved within 20 Business Days after the date of delivery of such written notice of such Direct Claim, then the Parties may elect to resolve such dispute using all available remedies.

(b) Third Party Claims. The following provisions shall apply to any Loss subject to indemnification under Section 5.2 or Section 5.3, as applicable, that is a Proceeding filed or instituted by, or the making of any claim or demand by, any third party, including any Governmental Entity (each, a “Third Party Claim”; provided, however, that for purposes of clarification, no Buyer Party or Seller Party shall be deemed to be “third parties” for purposes of such term):

(i) The Indemnified Party shall give the Indemnifying Party prompt written notice (and in any event written notice delivered within 20 calendar days after the receipt of service or other notice of the commencement of any Proceeding) of the Third Party Claim (“Claims Notice”); provided, however, failure to give notice of a Third Party Claim shall not affect the Indemnifying Party’s duties or obligations under Section 5.2 or Section 5.3, as applicable, except and only to the extent that, as a result of such failure, the Indemnifying Party was prejudiced as a result of such failure. Except as set forth in Section 5.4(b)(ii), and subject to Section 5.4(b)(iii), the Indemnifying Party may undertake and control the defense and/or settlement of the Third Party Claim, by representatives chosen by it, if the Indemnifying Party so elects in writing delivered to the Indemnified Party within 30 calendar days of receipt of the Claims Notice (or sooner, if the nature of the Third Party Claim requires) (an “Assumption Notice”). The Indemnified Party shall be entitled to participate in the defense of any such Proceeding, with its own counsel and at its own cost and expense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that is asserted directly by or on behalf of a Person that is a supplier or customer of the Business. Except as set forth in Section 5.4(b)(ii), and subject to Section 5.4(b)(iii), so long as the Indemnifying Party is defending the Third Party Claim actively and in good faith, the Indemnified Party shall not settle the Third Party Claim. Each Party shall cooperate with each other in all reasonable respects in connection with the defense of any claim, including making available records relating to such claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such claim.

(ii) Notwithstanding any provision in this Agreement to the contrary, (A) if the third party seeks injunctive or other equitable relief from an Indemnified Party that cannot be separated from claims for monetary relief or the Third Party Claim involves criminal or quasi-criminal allegations against an Indemnified Party or involves a claim by a Governmental Entity directly against an Indemnified Party, (B) outside counsel for the Indemnified Party reasonably concludes that the Indemnified Party and the Indemnifying Party have a material conflict of interest with respect to such Third Party Claim, or (C) the Third Party Claim is required to be (and is being) conducted and controlled by the insurer pursuant to the R&W Insurance Policy’s terms and conditions, then, in each case (upon further notice to the Indemnifying Party), (y) the Indemnified Party shall have the right to defend, compromise and/or settle the Third Party Claim, subject to Section 5.4(b)(iii), and (z) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise the Third Party Claim, or consent to the entry of judgment with respect to the third party making the Third Party Claim. In addition, such settlement or compromise shall not include an admission by any party as to the relative merits of any of the factual disputes and legal positions advocated by the parties in any Third Party Claim nor require the payment of any money by any party without the prior written consent of such party, and, in any case, if a settlement is in respect of a Third Party Claim where indemnification is being sought under the R&W Insurance Policy, then the prior written consent of the R&W Insurer shall be obtained to the extent required under the R&W Insurance Policy’s terms and conditions.

(iii) If the Indemnifying Party fails to timely assume the defense of the Third Party Claim pursuant to the delivery of an Assumption Notice, or defend the Third Party Claim actively and in good faith, or if the Indemnified Party assumes the defense pursuant to Section 5.4(b)(ii), then, in each case, the Indemnified Party shall (upon further notice to the Indemnifying Party) have the right to undertake the defense, compromise or settlement of the Third Party Claim or consent to the entry of a judgment with respect to the Third Party Claim, on behalf of and for the account and risk of the Indemnifying Party, provided, that it shall not, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed), settle or compromise the Third Party Claim, or consent to the entry of judgment with respect to the third party making the Third Party Claim. Notwithstanding any other provision to the contrary in this Section 5.4, Buyer shall not have the right to compromise or settle any Tax claims that relate to Excluded Liabilities without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.

(iv) Upon judgment, determination, settlement or compromise of any Third Party Claim, the Indemnifying Party shall pay promptly on behalf of the Indemnified Party and/or to the Indemnified Party in reimbursement of any amount theretofore required to be paid by it, the amount so determined by judgment, determination, settlement or compromise and all other claims of the Indemnified Party with respect thereto, unless in the case of a judgment an appeal is made from the judgment. Upon the payment in full by the Indemnifying Party of such amounts, the Indemnifying Party shall succeed to the rights of such Indemnified Party, to the extent not waived in settlement, against the Person that made the Third Party Claim.

5.5 R&W Insurance Policy; Disbursement of Indemnity Escrow Amount.

(a) The provisions of Section 4.9 and Article V of this Agreement, without limitation, are not intended and shall not apply to limit the recovery of any insured under the R&W Insurance Policy.

(b) Subject to the procedures set forth in the Escrow Agreement, except for Fraud and breaches of the Fundamental Representations, Losses for indemnification claims under Section 5.2(a)(i) shall be first satisfied from the Indemnity Escrow Amount. Once the Indemnity Escrow Amount has been exhausted, then without limitation to any indemnification rights that may exist in other subsections of Section 5.2(a), the indemnification claims for such Losses under Section 5.2(a)(i) (other than for Fraud and breaches of Fundamental Representations) shall be made solely against the R&W Insurance Policy, and the amounts due to the Buyer Parties thereunder shall be satisfied in accordance with the procedures and subject to the limitations set forth therein, and Seller shall have no liability for any such Losses (other than in respect of the Indemnity Escrow Amount).

5.6 Calculation of Losses.

(a) For purposes of Section 5.2 and Section 5.3, the existence of an inaccuracy or breach of a representation or warranty and the amount of Losses arising therefrom shall be determined without giving effect to any qualification of materiality, including by use of “in all material respects”, “Material Adverse Effect”, or words of similar effect (“Materiality Qualifiers”). Notwithstanding the foregoing, (x) Materiality Qualifiers in Section 2.11(c) shall not be so disregarded, and (y) the foregoing shall not have any impact on the use of the word “material” as part of the name of a defined term (e.g., Material Contract).

(b) The amount of any Losses for which indemnification, compensation or reimbursement is provided under this Article V shall be calculated net of any amounts actually recovered under insurance policies (except, solely with respect to determining Losses that any Buyer Party seeks to recover from the Indemnity Escrow Amount for amounts recoverable or for which there is a right of recovery under the R&W Insurance Policy) or other amounts recoverable from third parties with respect to such Losses (“Insurance Proceeds”), and any net Tax benefits arising from the incurrence or payment of any indemnifiable Losses by the Indemnified Party (or its Affiliates), to the extent such Tax benefits are realized, in respect of the Taxable period of such Loss, any prior Taxable period, or any of the three succeeding Taxable years, by the Indemnified Party (or its Affiliates). Each Indemnified Party shall use commercially reasonable efforts to make claims under third party insurance policies providing coverage with respect to Losses suffered by such Indemnified Party. In the event that any Insurance Proceeds are received by an Indemnified Party after payment for the related indemnification claim has been made pursuant to this Section 5.6(b), then the Indemnified Party shall pay to the Indemnifying Party an amount equal to the amount of the reduction in Losses that would have been applied pursuant to the first sentence of this Section 5.6(b) had such Insurance Proceeds been received at the time such indemnification claim was made.

(c) The Buyer Parties may not recover under Section 5.2(a) for any item of Losses in the event and to the extent Buyer previously received recovery for such item as a result of the Purchase Price Adjustment.

(d) Amounts paid by any Party as indemnification payments shall be treated as adjustments to the Purchase Price, including, for the avoidance of doubt, for Tax purposes, unless otherwise required by Law.

5.7 Exclusive Remedy. The Parties covenant and agree that, from and after the Closing, the remedies provided for in this Article V shall constitute the sole and exclusive remedy for all Losses that any Buyer Party or Seller Party may suffer or incur arising from this Agreement, and the Parties hereby irrevocably waive any other rights or remedies (whether at law or in equity and whether based on contract, tort, statute or otherwise) that they may otherwise have had, now have or may in the future have against any of the other Parties hereto or any of the respective direct or indirect Affiliates, officers, managers, directors, employees, advisors, stockholders, members, consultants, investment bankers, brokers, controlling persons, partners, managers or other Representatives thereof (each of whom shall be an express third party beneficiary hereof) arising from this Agreement and covenant not to sue or otherwise assert any claim (or assist any other Person in suing or otherwise asserting any claim) encompassed by the foregoing covenant, agreement and waiver; provided, however, the foregoing shall not apply to (a) claims against any Person for Fraud by such Person (b) the Parties’ rights to seek equitable relief permitted by Section 9.4 and (c) the Parties’ rights with respect to the final determination of any adjustment to the Purchase Price in accordance with Section 1.6, but subject to the terms and conditions set forth therein. For the avoidance of doubt, this Section 5.7 shall not serve as any limitation on Buyer’s rights pursuant to the R&W Insurance Policy.

ARTICLE VI

CONDITIONS TO CLOSING

6.1 Conditions Precedent to Buyer’s Obligations. The obligation of Buyer to purchase the Acquired Assets and the Assumed Liabilities and consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of each of the following conditions, which such conditions may be waived only by Buyer in its sole discretion:

(a) (i) except for the Fundamental Representations, each of the representations and warranties of Seller made in this Agreement shall have been true and correct as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such time period), except where the failure of such representations and warranties to be so true and correct has not had, and would not reasonably be expected to have, a Material Adverse Effect, and (ii) each of the Fundamental Representations shall have been true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such time period);

(b) Seller shall have performed in all material respects each of the covenants, agreements and obligations of Seller contained in this Agreement required to be performed by Seller on or prior to the Closing Date (with any materiality qualifiers already set forth in such covenants, agreements and obligations removed for purposes of this Section 6.1(b) so that only one materiality qualifier applies for purposes of this Section 6.1(b));

(c) Seller shall have delivered to Buyer a certificate to be dated the Closing Date and signed by an authorized officer of Seller stating that each of the conditions set forth in Section 6.1(a) and Section 6.1(b) has been satisfied as of the Closing Date;

(d) Buyer shall have received all of the deliveries of Seller pursuant to Section 1.7(a);

(e) No Proceeding has been commenced against Buyer or Seller that would prevent the Closing.

(f) No injunction or restraining order shall have been issued by any Governmental Entity, and be in effect, which restrains or prohibits the transactions contemplated hereby;

(g) All applicable waiting periods under the HSR Act shall have expired or terminated and all other actions by or in respect of, or filings with, any Governmental Entity under the HSR Act, required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained, or, if an antitrust agency indicates that it has not completed its investigation at the end of a waiting period, a formal indication by such antitrust agency that the clearance process has been completed;

(h) All approvals, consents and waivers that are listed on Exhibit 1.7(a)(xi) have been received, and executed counterparts thereof have been delivered to Buyer at or before the Closing;

(i) Since the date of this Agreement, no Material Adverse Effect has occurred, and no event or events have occurred that, individually or in the aggregate, with or without the lapse of time, could reasonably be expected to result in a Material Adverse Effect; and

(j) All Encumbrances relating to the Acquired Assets have been released in full, other than Permitted Encumbrances, and Seller has delivered to Buyer written evidence, in form reasonably satisfactory to Buyer, of the release of such Encumbrances.

6.2 Conditions Precedent to Seller’s Obligations. The obligation of Seller to sell the Acquired Assets and the Assumed Liabilities to Buyer and to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing of each of the following conditions, which such conditions may be waived only by Seller in its sole discretion:

(a) Each of the representations and warranties of Buyer made in this Agreement shall have been true and correct in all respects as of the date hereof and shall be true and correct in all respects on and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties which address matters as of or for a particular date or time period shall remain so true and correct only as of such date or for such time period);

(b) Buyer shall have performed in all material respects each of the covenants, agreements and obligations of Buyer contained in this Agreement required to be performed by it on or prior to the Closing Date (with any materiality qualifiers already set forth in such covenants, agreements and obligations removed for purposes of this Section 6.2(b) so that only one materiality qualifier applies for purposes of this Section 6.2(b));

(c) Buyer shall have delivered to Seller a certificate to be dated the Closing Date and signed by an authorized officer of Buyer stating that each of the conditions set forth in Section 6.2(a) and Section 6.2(b) has been satisfied as of the Closing Date;

(d) Seller shall have received all of the deliveries of Buyer pursuant to Section 1.7(b);

(e) No Proceeding has been commenced against Buyer or Seller that would prevent the Closing;

(f) No injunction or restraining order shall have been issued by any Governmental Entity, and be in effect, which restrains or prohibits the transactions contemplated hereby; and

(g) All applicable waiting periods under the HSR Act shall have expired or terminated and all other actions by or in respect of, or filings with, any Governmental Entity under the HSR Act, required to permit the consummation of the transactions contemplated hereby shall have been taken, made or obtained, or, if an antitrust agency indicates that it has not completed its investigation at the end of a waiting period, a formal indication by such antitrust agency that the clearance process has been completed.

ARTICLE VII

PRE-CLOSING COVENANTS

7.1 Conduct of the Business in the Ordinary Course. From the date hereof until the Closing, except as contemplated by this Agreement or as consented to in writing by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), Seller shall use commercially reasonable efforts to (x) carry on the Business in the Ordinary Course of Business, (y) preserve the goodwill and organization of the Business and (z) preserve its relationship with Business Personnel and its relationships with suppliers, customers and others having business relations with Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities). Without limiting the generality of the foregoing, Seller shall not, from the date hereof until the Closing, without the prior written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), take any of the following actions with respect to the Business:

(a) increase in the compensation, salaries, commissions or wages payable or to become payable to any Business Personnel, including any bonus or other employee benefit granted, made or accrued in respect of such Business Personnel, other than (i) increases in base salary or wage rate in the Ordinary Course of Business, (ii) increases in the Ordinary Course of Business under plans or programs that apply to employees of Seller and its Affiliates generally and not just the Business Personnel, (iii) increases in the Ordinary Course of Business in connection with promotions or changes in duties and responsibilities, (iv) increase in the number of employees, independent contractors or Agents or (v) as required by any Employee Benefit Plan, existing Contract or other Contract entered into in compliance with this Section 7.1;

(b) sell, lease, grant, or otherwise transfer or dispose of any material asset or right of the Business, except (i) pursuant to existing Contracts or Contracts that have been entered into in accordance with Section 7.1 or (ii) for sales or other dispositions in the Ordinary Course of Business;

(c) sell, lease or otherwise transfer or dispose of any Owned Real Property;

(d) grant or suffer to exist any Encumbrance on any Acquired Asset, other than Permitted Encumbrances;

(e) (i) enter into, amend, modify or terminate any Material Contract or Contract that would be a Material Contract if it existed on the date hereof, (ii) except in the Ordinary Course of Business, enter into any Contract that creates a material Liability for the Business following the Closing, or (iii) grant any release or waiver of any material claim or right under any Material Contract or contract described in clauses (i) or (ii) above;

(f) extend credit to any customer (including any distributor) of the Business on terms or in amounts materially more favorable to such customer than those that have been extended to such customer in the past, or make any other change in the terms of any credit previously extended by Seller or any otherwise materially change Seller’s policies or practices with respect to the granting of credit or collection, such as acceleration of collections or receivables (whether or not past due), in each case, that relate to the Business, the Acquired Assets or the Assumed Liabilities;

(g) in each case to the extent relevant to the Business, the Acquired Assets or the Assumed Liabilities, (i) make any material change in financial or Tax accounting principles or methods from those used in the preparation of the Financial Statements or otherwise, except to the extent required by GAAP, including with respect to (A) depreciation or amortization policies or rates or (B) the payment of accounts payable or the collection of accounts receivable, (ii) settle or compromise any material Tax liability relating to the Business, (iii) make any Tax election or change to or rescission of any Tax election not in the Ordinary Course of Business, (iv) enter into any settlement agreement with a Governmental Entity in respect of Taxes, (v) consent to an extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, (vi) amend any Tax Return of Seller that relates to the Business, the Acquired Assets or the Assumed Liabilities, or (vii) enter into any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, pre-filing agreement, advance pricing agreement, cost sharing agreement or closing agreement with respect to Taxes (excluding, for this purpose, any agreement entered into the ordinary course of business that is primarily not related to Taxes), provided that this clause (g) shall apply only to Taxes that are not income Taxes;

(h) except to the extent reflected on a capital expenditure budget for the Business made available to Buyer, enter into any commitment with any third party for capital expenditures or capital additions or improvements relating to the Business under which there remains outstanding on the Closing Date payment or expenditure obligations of $250,000.00 or more;

(i) fail to maintain any Authorization required for the conduct of the Business as currently conducted or the ownership or use of the Acquired Assets; or

(j) enter into any Contract, whether orally or in writing, to do any of the foregoing.

7.2 Access to Information. From the date hereof until the Closing, Seller shall: (a) afford Buyer and its representatives reasonable access to and the right to inspect the Business, the Acquired Assets and the Assumed Liabilities and/or the properties, assets, personnel, premises, Books and Records and other documents and data related to the Business, (b) furnish Buyer and its representatives with such financial, operating and other data and information related to the Business, the Acquired Assets or the Assumed Liabilities as Buyer or any of its representatives may reasonably request, including monthly estimated income statements and balance sheets with respect to the Business and (c) instruct the representatives of Seller (and its Affiliates) to cooperate with Buyer in its investigation of the Business, the Acquired Assets or the Assumed Liabilities (including, but not limited to, as set forth in Section 4.1(a)). Any investigation pursuant to this Section 7.2 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business.

7.3 No Solicitation of Other Bids. From the date hereof through the Closing or the earlier termination of this Agreement, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal. Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Proposal. Seller shall promptly (and in any event within three Business Days after receipt thereof by Seller or its Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to or which could reasonably be expected to result in an Acquisition Proposal, and the identity of the Person making the Acquisition Proposal.

7.4 Notice of Certain Events. From the date of this Agreement until the Closing, Seller shall promptly notify Buyer in writing of:

(a) any written notice or oral communication of which Seller has Knowledge from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b) any written notice or oral communication of which Seller has Knowledge from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

(c) any Proceedings commenced or, to Seller’s Knowledge, threatened against, relating to or involving or otherwise affecting the Business, the Acquired Assets or the Assumed Liabilities that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 2.8 or that relates to the consummation of the transactions contemplated by this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination Rights. This Agreement may, by written notice given prior to the Closing, be terminated:

(a) by mutual written consent of Buyer and Seller that expressly acknowledges such consent is a termination pursuant to this Section 8.1(a);

(b) by either Seller or Buyer if there has been a material breach or failure to perform on the part of the other Party of any representation, warranty, covenant or agreement contained in this Agreement, which breach or failure to perform would reasonably be expected to cause the conditions set forth in Section 6.1 or Section 6.2, as applicable, to not be satisfied at the Closing and which breach or failure, if capable of being cured, shall not have been cured within 20 calendar days following receipt by the other Party of written notice of such breach or failure from the terminating Party (it being understood and hereby agreed that neither Party may terminate this Agreement pursuant to this Section 8.1(b) if such breach or failure is cured within such 20 calendar day period);

(c) by either Seller or Buyer if any Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order, or refused to grant any required authorization required by any Governmental Entity, having the effect of permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated hereby; or

(d) by either Seller or Buyer if the transactions contemplated hereby have not been consummated by June 30, 2022, or such other date as Buyer and Seller shall agree upon in writing (the “End Date”), provided that the End Date shall be extended for a period not to exceed 30 calendar days to the extent necessary to obtain required clearances under the HSR Act; provided further, that, subject to Section 4.6(a), neither Seller nor Buyer shall be entitled to terminate this Agreement pursuant to this Section 8.1(d) if such Party’s breach of this Agreement has prevented the consummation of the Acquisition.

8.2 Consequences of Termination.

(a) In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given by the terminating Party to the other Party specifying the provision pursuant to which such termination is made. In the event of the termination of this Agreement pursuant to Section 8.1, (i) this Agreement shall be terminated and this Agreement shall become void and have no effect, without any liability or obligation on the part of Seller, Buyer or any of their respective Affiliates, other than as set forth in this Section 8.2 and Article IX, and the terms and provisions of that certain letter agreement dated February 2, 2022, regarding confidentiality of all Evaluation Material (as defined therein) by and between Seller and Buyer, and that certain letter agreement dated April 1, 2022, regarding confidentiality of all Evaluation Material (as defined therein) by and between Seller and Buyer (together, the “Confidentiality Agreements”), which provisions shall survive such termination in accordance with the terms thereof, and (ii) termination of this Agreement pursuant to Section 8.1 shall not relieve a Party from any liability for any willful breach of this Agreement prior to termination hereof.

(b) If this Agreement is terminated by Seller pursuant to Section 8.1(b), then Buyer shall, no later than five Business Days following such termination, pay to Seller as a termination fee the amount of $15,750,000.00 (the “Termination Fee”) by wire transfer of immediately available funds to a bank account designated in writing by Seller. For the avoidance of doubt, in no event shall Buyer be required to pay the Termination Fee on more than one occasion. Notwithstanding anything to the contrary in this Agreement, Seller’s right to receive the Termination Fee from Buyer pursuant to this Section 8.2(b) (plus Fees and Interest) shall be the sole and exclusive remedy of Seller against Buyer for any loss, cost, liability or expense relating to or arising out of this Agreement or the transactions contemplated hereby prior to the Closing, including any breach or default under this Agreement by Buyer or any failure to consummate the transactions contemplated hereby, and upon termination of this Agreement and payment of the Termination Fee (plus Fees and Interest), Buyer shall not have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

(c) Buyer and Seller acknowledge and agree that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without such agreements, they would not enter into this Agreement. If, in order to obtain any payment due pursuant to this Section 8.2, Seller commences a Proceeding that results in a judgment or award for Seller for the Termination Fee by Buyer, Buyer shall pay to Seller, simultaneously with the payment of the Termination Fee, (i) the reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred by Seller in connection with such Proceeding and any related appeals and enforcement Proceedings and (ii) interest on the amount of such payment from the date that notice of termination was given until the date of payment at a percentage interest rate equal to the prime rate of interest published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the date that notice of termination was given (the amounts referred to in clauses (i) and (ii) of this sentence, the “Fees and Interest”). Buyer and

Seller acknowledge and agree that the Termination Fee and Fees and Interest payable by Buyer pursuant to Section 8.2 are not penalties, but constitute liquidated damages in a reasonable amount that will compensate Seller for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance upon this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and for the losses suffered by reason of the failure of such consummation, which amounts would otherwise be uncertain and incapable of accurate determination. Buyer covenants and agrees that it will not take any position that is in any way inconsistent with the immediately preceding sentence.

ARTICLE IX

MISCELLANEOUS

9.1 Definitions. Capitalized terms used in this Agreement shall have the meanings ascribed to them in this Section 9.1 unless such terms are defined elsewhere in this Agreement:

“Acquired Assets” has the meaning set forth in Section 1.1(a).

“Acquisition” has the meaning set forth in the recitals.

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or substantially all of the Business or the Acquired Assets.

“Adjustment Escrow Amount” means $1,000,000.00.

“Affiliate” of any particular Person means any other Person controlling, controlled by, or under common control with, such particular Person, where “control” means the possession, directly or indirectly, of the power to direct the management and/or policies of a Person whether through the ownership of voting securities, by Contract or otherwise.

“Agent” means any agent, consultant, customs broker, freight forwarder and any other Person performing similar functions for the benefit of the Business and/or Seller.

“Agreement” has the meaning set forth in the preamble.

“Alternative Financing” has the meaning set forth in Section 4.11(b).

“Ancillary Document” means the Escrow Agreement, Assignment and Assumption Agreement, the Bill of Sale, the Deed, the IP Assignment Agreement, the R&W Binder, the Transition Services Agreement, the Trademark License Agreement, and each other agreement, document, instrument and/or certificate contemplated by this Agreement to be executed in connection with the transactions contemplated hereby.

“Anti-Corruption Laws” means all applicable Laws and regulations that are intended or designed to prohibit corrupt behavior, including the FCPA and other applicable anti-bribery legislation enacted by signatories implementing the OECD Convention Combating Bribery of Foreign Officials.

“Applicable Limitation Date” has the meaning set forth in Section 5.1.

“Assignment and Assumption Agreement” has the meaning set forth in Section 1.7(a)(i).

“Assumed Contracts” has the meaning set forth in Section 1.1(a)(i).

“Assumed 2022 Incentive Compensation Amount” means the amount that would be paid by Seller to Transferred Employees under Seller’s 2022 annual incentive programs if such Transferred Employees had remained employees of Seller through the applicable date of payment, and if such incentive programs’ performance targets for 2022 were achieved at 100% of goal.

“Assumed 2022 Incentive Compensation Liabilities” means the Liabilities under Seller’s 2022 annual incentive compensation programs, not in excess of the Assumed 2022 Incentive Compensation Amount, with respect to Transferred Employees if such Transferred Employees had remained employees of Seller through the applicable date of payment, and if such incentive programs’ performance targets for 2022 were achieved at 100% of goal.

“Assumed Liabilities” has the meaning set forth in Section 1.2(a)(i).

“Assumed Warranty Liabilities” has the meaning set forth in Section 1.2(a).

“Authorizations” means all consents, licenses (including government licenses), permits (including occupancy permits), accreditations, grants, variances or other authorizations of all Governmental Entities that are necessary for the proper and lawful conduct of the Business.

“Available Insurance Policies” has the meaning set forth in Section 4.7(a).

“Base Purchase Price” has the meaning set forth in Section 1.3(a).

“Bill of Sale” has the meaning set forth in Section 1.7(a)(ii).

“Books and Records” means all written files, documents, papers, books of account, reports, records, plans, ledgers, financial and accounting records and other similar documents, including Assumed Contracts, in each case, whether or not in electronic form, including all research material, invoices, customer lists, vendor lists, pricing lists, service provider lists, sales and promotional literature, and catalogs and advertising material used for the marketing of Products, and records related to the manufacture, packaging, labeling, and distribution of each Product and required to be maintained under applicable Law or Contract.

“Business” means Seller’s business of designing, manufacturing and selling fuel and chemical transfer pumps, meters, and accessories, including fuel management systems.

“Business Day” means any day, other than a Saturday, Sunday or any other day on which commercial banks in Chicago, Illinois, are required to be closed.

“Business Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by or used or developed by or on behalf of Seller that are primarily used or held for use in connection with the Business, including the items set forth on Schedule 2.9(a) together with all rights to collect royalties, income, and proceeds in connection therewith, all rights to sue for past, present and future infringement, misappropriation or dilution thereof or other conflict therewith, and all rights to recover damages or lost profits in connection therewith.

“Business Personnel” means any Person, whether an employee, independent contractor, officer, director or otherwise, who provides any service for the benefit of the Business or with respect to the Acquired Assets or the Assumed Liabilities.

“Buyer” has the meaning set forth in the preamble.

“Buyer Plans” has the meaning set forth in Section 4.5(b)(i).

“Buyer Recall Cap” means the $2,000,000.00 incurred in reasonable expense by Buyer in connection with or resulting from a Recall after the Closing Date relating to Products/Services that were manufactured, produced, distributed, or sold on or prior to the Effective Time by the Business.

“Buyer’s Title Insurance Policy” means an ALTA Owner’s Policy of Title Insurance in standard form, to be issued by a title insurance company selected by Buyer in an amount determined by Buyer without the title insurer’s standard exceptions, and with such endorsements as Buyer shall request, insuring good and marketable indefeasible fee simple title to the Owned Real Property vested in Buyer as of the Effective Time subject only to the Permitted Encumbrances.

“Capital Stock” means with respect to any Person, all (i) units, capital stock, partnership interests or other equity interests (including classes, groups or series thereof having such relative rights, powers, and/or obligations as may from time to time be established by the issuer thereof or the governing body of its Affiliate, as the case may be, including rights, powers and/or duties different from, senior to, or more favorable than, existing classes, groups and series of units, stock and other equity interests and including any so-called “profits interests”) or securities or agreements providing for profit participation features, equity appreciation rights, phantom equity or similar rights to participate in profits, (ii) warrants, options or other rights to purchase or otherwise acquire, or contracts or commitments that could require the issuance of, securities described in the foregoing clauses of this definition, and (iii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into securities described in the foregoing clauses of this definition.

“Cash” means the aggregate of the cash (or cash equivalents) in hand and cash (or cash equivalents) deposited with or cash (or cash equivalents) balances at any banking, lending or other similar institution or organization of Seller with respect to the Business as of the Effective Time.

“CBA” has the meaning set forth in Section 4.5(b)(v)

“CBA Replacement Terms” has the meaning set forth in Section 4.5(b)(vi).

“Claims Notice” has the meaning set forth in Section 5.4(b)(i).

“Closing” has the meaning set forth in Section 1.7.

“Closing Date” has the meaning set forth in Section 1.7.

“Closing Statement” has the meaning set forth in Section 1.5(a).

“COBRA” means Section 4980B of the Code, Part 6 of Subtitle B of Title I of ERISA, and any similar state Laws.

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidential Information” has the meaning set forth in Section 4.2(c).

“Confidentiality Agreements” has the meaning set forth in Section 8.2(a).

“Contract” means, with respect to any Person, any contract, license, agreement, commitment, purchase order, statement of work, note, bond, mortgage, indenture, lease or other property agreement, partnership or joint venture agreement or other legally binding agreement, whether oral or written, applicable to any Person or its properties or assets.

“Current Assets” means the sum of Seller’s: (i) accounts receivable, (ii) Inventory, (iii) pre-paid expenses and (iv) all items listed on Exhibit 9, in each case, with respect to the Business and determined in accordance with GAAP and the illustrative itemization and calculation of Current Assets of the Business as of February 28, 2022, set forth on Exhibit 9. “Current Assets” shall not include any current or deferred Tax asset, any Indebtedness, any Excluded Liabilities and any Excluded Assets.

“Current Liabilities” means the sum of Seller’s: (i) ordinary course trade accounts payable, (ii) accrued expenses and (iii) all items listed on Exhibit 9, in each case, to the extent assumed by Buyer with respect to the Business and determined in accordance with GAAP and the illustrative itemization and calculation of Current Liabilities of the Business as of February 28, 2022, set forth on Exhibit 9. “Current Liabilities” shall not include any current or deferred Tax liability, any Indebtedness, any Excluded Liabilities and any Excluded Assets.

“Debt Commitment Letter” has the meaning set forth in Section 3.4(a).

“Debt Financing” has the meaning set forth in Section 3.4(a).

“Deed” has the meaning set forth in Section 1.7(a)(iii).

“Defined Bonus and Commission Plans” means the agreements or other written understandings signed by Seller and between Seller and any Transferred Employee that offer incentive compensation opportunities for such employees relating to their performance in 2022 and style those opportunities as being under Seller’s “Manager Incentive Plan,” or commission plans (“RSM Commission Plan,” “RAM Commission Plan,” or “NSM Commission Plan”).

“Defined Bonus and Commission Plan Assumed Amount” means the amount that would be paid by Seller to Transferred Employees under Seller’s Defined Bonus and Commission Plans if such Transferred Employees had remained employees of Seller through the applicable date of incentive payment, and if such Defined Bonus and Commission Plans’ performance targets (including all applicability eligibility requirements) for 2022 were achieved at 100% of goal.

“Defined Bonus and Commission Plan Assumed Liabilities” means the Liabilities under Seller’s Defined Bonus and Commission Plans, not in excess of the Defined Bonus and Commission Plan Assumed Amount, with respect to Transferred Employees if such Transferred Employees had remained employees of Seller through the applicable date of incentive payment, and if such Defined Bonus and Commission Plans’ performance targets (including all applicability eligibility requirements) for 2022 were achieved at 100% of goal.

“Definitive Financing Agreement” has the meaning set forth in Section 4.11(a)(i).

“Direct Claim” has the meaning set forth in Section 5.4(a).

“Earned and Unused Paid Leave” means (a) the hours of paid time off earned, accrued, and unused by all Transferred Employees, and existing in such Transferred Employees’ PTO banks as of Closing, pursuant to the terms of the policies titled Paid Time Off in the versions of Seller’s Employee Handbooks in effect as of April 14, 2022 and (b) the amounts of vacation pay earned, accrued, and available to be used as of Closing by Local 414 Represented Employees who are Transferred Employees pursuant to Article 16 (Vacation) of the CBA.

“Earned and Unused Paid Leave Amount” means the dollar amount of the Earned and Unused Paid Leave, which shall constitute the total dollar amount of the following: (a) for each Transferred Employee who is not a Local 414 Represented Employee and who was paid by Seller on a salary basis in 2022 (rather than receiving an hourly wage), the number of hours of Earned and Unused Paid Leave for that employee multiplied by the employee’s annualized salary at Closing and then divided by two thousand eighty (2,080); (b) for each Transferred Employee who is not a Local 414 Represented Employee and who was paid an hourly wage by Seller in 2022 (rather than being paid on a salary basis), the number of hours of Earned and Unused Paid Leave for that employee multiplied by the employee’s hourly wage at the time of Closing; and (c) for each Transferred Employee who is a Local 414 Represented Employee, the number of days of Earned and Unused Paid Leave for that employee multiplied by the employee’s hourly wage at the time of Closing and then multiplied by eight (8).

“Earned and Unused Paid Leave Assumed Liabilities” means the Liabilities for Earned and Unused Paid Leave, not in excess of the Earned and Unused Paid Leave Amount, with respect to Transferred Employees if such Transferred Employees had remained employees of Seller through December 31, 2022, had satisfied all applicable requirements for accruing such Earned and Unused Paid Leave Amount, and had used all Earned and Unused Paid Leave Amount.

“Effective Time” has the meaning set forth in Section 1.4.

“Employee Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not ERISA applies), and each other severance, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, medical, dental, vision, disability, life insurance, welfare, post-employment welfare, Code Section 125 cafeteria, flexible savings account, vacation or paid-time-off, equity purchase, profits interest, equity option or equity incentive, compensation, profit sharing, fringe benefit, tuition reimbursement or other benefit plan, policy, program, agreement or arrangement, and each other compensation, employment, or employee benefit plan, policy, program, Contract or arrangement (i) that is sponsored, maintained, or contributed to by Seller or any ERISA Affiliate, (ii) in which Seller’s current or former Business Personnel and their dependents or beneficiaries participate or are eligible to participate, or (iii) as to which Seller has or may have any Liabilities (actual or contingent).

“Employee Matter” has the meaning set forth in Section 2.15(a).

“Encumbrance” means any lien (statutory or otherwise), mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind, whether voluntary or involuntary.

“End Date” has the meaning set forth in Section 8.1(d).

“Environmental Condition” means any event, circumstance or conditions related in any manner whatsoever to: (a) the current or past presence or spill, emission, discharge, disposal, migration, release or threatened release of any Hazardous Substance, into or through the environment; (b) the on-site or off-site treatment, storage, disposal or other handling of any Hazardous Substance originating on or from any real property; (c) the placement of structures or materials into waters of the United States; or (d) the presence of any Hazardous Substance in any building, structure or workplace or on any portion of any real property.

“Environmental Laws” means all Laws (including common law), rules, or guidance of any Governmental Entities pertaining to (i) the environment, natural resources, wildlife, or human health, occupational safety and health or sanitation; or (ii) the management, manufacture, possession, presence, processing, generation, distribution, labeling, use, treatment, storage, disposal, transportation, Release, threatened Release, abatement, removal, remediation or handling of, or exposure to, any petroleum products or Hazardous Substances, and all amendments, modifications, additions or successor provisions thereto.

“Environmental Liabilities” means any notice, demand, violation, allegation, penalty, fine, lien, liability, responsibility, damages, fees, costs (including, without limitation, investigatory costs, cleanup costs, corrective action or other response costs), obligations, expenses of any type or nature, Proceeding or Order arising out of, related to, or incurred in connection with: (i) any actual or alleged violation of any Environmental Laws; (ii) any abatement, removal, remedial, corrective or other response action necessary to protect human health or to achieve compliance with applicable Environmental Laws; (iii) any actual or alleged threat, injury, or harm to natural resources, wildlife, human health, safety or the environment; or (iv) the management, manufacture, possession, generation, processing, recycling, reclamation, distribution, labeling, use, treatment, handling, storage, emission, discharge, transport, disposal, presence of, exposure to, or Release or threatened Release of Hazardous Substances into the environment.

“Environmental Permits” means all material Authorizations required under Environmental Law by the conduct of the Business as currently conducted.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any entity, corporation, or trade or business that is, or at the relevant time was, treated as a “single employer” or a member of an “affiliated service group” with Seller under Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means JPMorgan Chase Bank, N.A.

“Escrow Agreement” has the meaning set forth in Section 1.7(a)(viii).

“Escrow Amount” means the sum of the Adjustment Escrow Amount and the Indemnity Escrow Amount.

“Escrow Fees” means the costs and expenses of the Escrow Agent as set forth in the Escrow Agreement.

“Estimated Purchase Price” has the meaning set forth in Section 1.5(a).

“Estimated Working Capital” has the meaning set forth in Section 1.5(a).

“Excluded Assets” has the meaning set forth in Section 1.1(b).

“Excluded Contracts” has the meaning set forth in Section 1.1(b)(iii).

“Excluded Equipment” has the meaning set forth in Section 1.1(b)(vi).

“Excluded Liabilities” has the meaning set forth in Section 1.2(b).

“Excluded Tax Asset” has the meaning set forth in Section 1.1(b)(vii).

“Ex-Im Laws” means all applicable U.S. and non-U.S. Laws relating to export, reexport, transfer, and import controls, including the Export Administration Regulations, the International Traffic in Arms Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.

“FCPA” means the U.S. Foreign Corrupt Practices Act of 1977.

“Fees and Interest” has the meaning set forth in Section 8.2(c).

“Final Determination Date” has the meaning set forth in Section 1.6(e)(i).

“Final Statement” has the meaning set forth in Section 1.6(a).

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Financing Commitments” has the meaning set forth in Section 3.4(a).

“Financing Sources” means the Persons that have committed to provide or have otherwise entered into agreements in connection with the Debt Commitment Letter, in connection with the transactions contemplated hereby, including any providers of the Debt Financing referred to in this Agreement and any joinder agreements, indentures, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers, administrative agents, or trustees part of the Debt Financing, together with the former, current and future Affiliates, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing involved in the Debt Financing, and their successors and assigns.

“Fraud” means intentional misrepresentation of fact in the making of any representation or warranty set forth in this Agreement that constitutes actual fraud with intent that the other party rely on such fact (and not as the result of any claim based upon any theory or doctrine of securities fraud, fraudulent conveyance or constructive or equitable fraud).

“Fundamental Representations” and “Fundamental Representation” mean the representations and warranties set forth in: (i) Section 2.1 (Organization); (ii) Section 2.2 (Authority); (iii) Section 2.3 (No Conflict); (iv) Section 2.4(a) (Title to Assets); and (v) Section 2.20 (Brokers Fees).

“GAAP” means the United States generally accepted accounting principles, consistently applied.

“Governmental Entity” and “Governmental Entities” mean: (i) any federal, state, local, municipal, foreign or other government; (ii) any governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, entity or self-regulatory organization and any court or other tribunal); (iii) any body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or Tax authority or power of any nature, including any arbitral tribunal; or (iv) any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of any federal, state, province, local, municipal or foreign government or other political subdivision or otherwise, or any officer or official thereof with requisite authority.

“Hazardous Substances” means (a) any petroleum or petroleum products, flammable or explosive material, radioactive materials, asbestos (in any form), urea formaldehyde foam insulation, foundry sand, polychlorinated biphenyls (PCBs), radon, per- and polyfluoroalkyl substances, mold or other microbial matter; (b) any chemical or other material or substance that is now regulated, classified, or defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” or words of similar import under any Environmental Law or any similar denomination intended to classify a substance by reason of toxicity, carcinogenicity, ignitability, corrosivity or reactivity; or (c) any other chemical, compound, product, solid, vapor, gas, liquid, waste, pollutant, contaminant, byproduct, or other similar substance which is harmful to human health or the environment or which is included under or regulated by any Environmental Law.

“Health Care Reform Laws” means the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and all regulations and guidance issued thereunder.

“HSR Act” has the meaning set forth in Section 2.3.

“Indebtedness” means, with respect to any Person, without duplication, any obligations of any such Person consisting of: (a) indebtedness for borrowed money; (b) capital lease obligations; (c) indebtedness evidenced by any note, bond, debenture or other debt security; (d) all indebtedness for the deferred purchase price of property or services with respect to which a Person is liable, contingently or otherwise, as obligor or otherwise and all earnouts, contingent payment obligations, indemnification obligations arising pursuant to any acquisition or divestiture, or other similar or related obligations (in each case excluding any trade payables and accrued expenses arising in the Ordinary Course of Business); or (e) obligations in respect of guarantees, in any manner, made by Seller on behalf of any third party in respect of obligations of the kind referred to in the foregoing clauses, or which Seller has agreed (contingently or otherwise) to purchase, assume or otherwise acquire or in respect of which Seller has otherwise assured a creditor against a loss.

“Indemnified Party” has the meaning set forth in Section 5.4.

“Indemnifying Party” has the meaning set forth in Section 5.4.

“Indemnity Escrow Amount” means an amount equal to $1,968,750.00.

“Independent Accounting Firm” has the meaning set forth in Section 1.6(b).

“Insurance Policies” has the meaning set forth in Section 1.1(b)(x).

“Insurance Proceeds” has the meaning set forth in Section 5.6(b).

“Intellectual Property Licenses” means licenses, sublicenses, and other Contracts by or through which other Persons grant Seller exclusive or non-exclusive rights or interests in or to, or through which Seller grants to any other Person exclusive or non-exclusive rights or interests in or to, any Intellectual Property Rights that are primarily used or held for use in connection with the Business.

“Intellectual Property Rights” means all intellectual property rights, whether protected, created, or arising under the laws of the United States or any other jurisdiction and all rights to enforce and to collect damages for past, present, and future violations of such rights, including: (i) all patents and patent applications, including continuations, divisionals, continuation-in-part, or reissues of patent applications and patents issuing thereon; (ii) all trademarks, service marks, trade names, brand names, trade dress rights, logos, Internet domain names, and corporate names, together with all goodwill associated with any of the foregoing, and all registrations, renewals, and applications thereof; (iii) all copyrights, copyright registrations, and applications; (iv) all Software and technology; (v) all trade secrets, discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, and other proprietary and confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise or are protected by copyrights or patents; and (vi) all other intellectual property or proprietary rights.

“Interim Financial Statements” has the meaning set forth in Section 2.6(a).

“Inventory” has the meaning set forth in Section 1.1(a)(ix).

“IP Assignment Agreement” has the meaning set forth in Section 1.7(a)(iv).

“IRS” means the United States Internal Revenue Service.

“Key Customer” has the meaning set forth in Section 2.14(a).

“Key Supplier” has the meaning set forth in Section 2.14(b).

“Knowledge”, “to Seller’s Knowledge”, “Knowledge of Seller” or similar words or phrases means those matters actually known by Steven Westfall, Anthony Belmonte, Rick Wiedemann, Graham Glander, Jennifer Rhea, Traci Louvier, and Lee Ray, and the knowledge such individuals would have had after reasonable inquiry.

“Laws” and “Law” means any applicable federal, state, provincial, territorial, local, municipal, foreign, international, multinational or other administrative order, constitution and/or law, and/or ordinance, principle of common law, regulation, statute or treaty, and/or whether or not having the force of law, all applicable requirements, requests, official directives, rules, consents, approvals, authorizations, guidelines and policies of any Governmental Entity having authority over any Person, property, transaction, event or other matter and regarded by such Governmental Entity as requiring compliance.

“Leased Real Property” has the meaning set forth in Section 2.16(a).

“Liabilities” means all indebtedness, liabilities, commitments, deficiencies or obligations, whether accrued or unaccrued, known or unknown, absolute or contingent, matured or unmatured, liquidated or unliquidated, due or to become due on or off-balance sheet, and whether arising in the past, present or future, of every kind and description, including any liability for Taxes and including those arising under any Contract, Proceeding or Order.

“Local 414” has the meaning set forth in Section 2.15(b).

“Local 414 Represented Employees” has the meaning set forth in Section 2.15(b).

“Loss” has the meaning set forth in Section 5.2(a).

“Marketing Period” means a period of 34 consecutive days following the date of this Agreement, with such period commencing on the date that Buyer receives the Required Financing Information; provided that notwithstanding the foregoing, the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained.

“Material Adverse Effect” means a change, effect, event, occurrence, fact, condition or circumstance that, individually or in the aggregate with all other changes, effects, events, occurrences, facts, conditions or circumstances, (x) has, or would reasonably be expected to have, a material adverse effect upon the Business, the Acquired Assets or the Assumed Liabilities, results of operations, or condition (financial or otherwise) or assets of the Business, taken as a whole, or (y) materially and adversely affects the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include (and none of the following shall be taken into account in determining whether there has been a Material Adverse Effect), any changes, effects, events, occurrences, facts, conditions or circumstances related to or resulting from: (a) general economic, legal, regulatory, business or political conditions, (b) changes in financial, credit, debt or capital markets in general (including any disruption thereof and any decline in the price of any security or any market index or any change in interest or exchange rates), (c) any national or international political or social conditions, including an outbreak or escalation of hostilities, military acts, acts of war, declared or undeclared, armed hostilities or foreign or domestic terrorism, political instability or other national or international calamity, crisis or emergency, or any governmental or other response to the foregoing, in each case whether or not involving the United States, (d) general business or economic conditions affecting the industries in which Seller and/or its Affiliates operate, (e) any hurricane, flood, tornado, earthquake, pandemic, public health emergency or epidemic (including COVID-19) or any escalation or worsening thereof, or other natural disaster, (f) the taking of any action contemplated or required by or in compliance with this Agreement, or the prevention of any action that is prohibited by this Agreement, (g) any changes in GAAP or the interpretation thereof or any Law or other binding directives issued by any Governmental Entity, (h) the negotiation, execution, public announcement, pendency or completion of the transactions contemplated hereby or the identity of Buyer, including any impact thereof on relationships, contractual or otherwise, with any customers, vendors, distributors, partners or employees; (i) any existing circumstance of which Buyer has knowledge as of the date hereof, the taking of any action contemplated by this Agreement, the Ancillary Documents or the other agreements contemplated hereby or any action taken with the written consent of Buyer; or (j) any failure by the Business to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending (or for which revenues or earnings are released) on or after the date of this Agreement (provided that the underlying causes of any such failures, subject to the other provisions of this definition, shall not be excluded); provided, however, that, with respect to clauses (a), (b), (c), (d), (e) or (g), such change, effect, event, occurrence, fact, condition or circumstance does not have a disproportionate effect on the Business, the Acquired Assets or the Assumed Liabilities relative to other participants in the industry in which Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities) operates.

“Material Contract” and “Material Contracts” have the meaning set forth in Section 2.5.

“Non-Transferred Asset” has the meaning set forth in Section 1.8(a).

“Non-U.S. Business Assets” has the meaning set forth in Section 1.1(a)(xii).

“OFAC” has the meaning set forth in Section 2.8(d).

“Off-the-Shelf Software” means any commercially available, off-the-shelf Software that is licensed in the Ordinary Course of Business via clickwrap, browsewrap, or shrinkwrap licenses or terms and conditions that are not substantially negotiable.

“Order” means any order, writ, injunction, judgment, plan, award or decree promulgated by any Governmental Entity or any arbitrator (public or private).

“Ordinary Course of Business” means any action taken by Seller with respect to the Business that is substantially consistent with customs and past practices of Seller and is taken in the ordinary course of the normal day-to-day operations of Seller.

“Organizational Documents” means, with respect to any entity, the certificate of incorporation, articles of incorporation, bylaws, articles of organization, certificate of formation, partnership agreement, limited liability company agreement, stockholders agreement, formation agreement and other similar organizational documents of such entity (in each case, as amended through the date of this Agreement), as applicable.

“Overhead and Shared Services” means the ancillary or corporate shared services or processes that are provided to or used in both (i) the Business and (ii) other businesses of Seller and its Affiliates, which may include such services or processes relating to: travel, meeting management and entertainment; temporary labor; personal telecommunications (including email); computer, telecommunications, internet and networks maintenance, services and support; software-as-a-service; Software applications, databases, platforms, data hosting and infrastructure services; procurement and supply arrangements; treasury; public relations, legal and regulatory matters; risk management (including workers’ compensation and insurance); payroll; procurement cards and travel cards; telephone/data connectivity; disaster recovery; accounting; tax; internal audit; executive management; oversight; human resources and employee relations management; employee benefits; credit, collections and accounts payable; freight management; global trade compliance; and customs and excise matters.

“Owned Real Property” has the meaning set forth in Section 2.16(b).

“Participate” has the meaning set forth in Section 4.2(a).

“Party” and “Parties” have the meaning set forth in the preamble.

“Permitted Encumbrances” means (a) Encumbrances for Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings, in each case for which appropriate reserves have been established in accordance with GAAP; (b) construction, mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar Encumbrances arising or incurred in the ordinary course of business substantially consistent with past practices for amounts that are not yet delinquent or are being contested in good faith and that are not, individually or in the aggregate, material to the Business or the Acquired Assets; (c) easements, restrictive covenants, conditions, rights of way and similar encumbrances or impediments of record against any assets or properties of Seller and which individually or in the aggregate do not materially interfere with the Business or the operation or occupancy of the asset or property to which they apply; (d) Encumbrances arising under this Agreement or any of the Ancillary Documents; (e) Encumbrances created through Buyer; (f) any Encumbrances disclosed on Schedule 9.1; (g) municipal, zoning, building and other similar ordinances or restrictions which are imposed by a Governmental Entity having jurisdiction over such Owned Real Property, or minor irregularities and defects of title, in each case that do not individually or in the aggregate materially interfere with the Business or the operation or occupancy of the Owned Real Property, in each case as currently being operated, to which they apply; (h) subject to the obligation to prorate such charges as of the Closing Date as set forth herein, real estate Taxes and assessments levied in the year of the Closing which are not due and payable as of the Closing; (i) in respect of Owned Real Property, matters that would be disclosed by an accurate survey or inspection of such property that do not individually or in the aggregate materially interfere with the Business or the operation or occupancy of the Owned Real Property to which they apply; (j) and any other Encumbrances that will be released on or prior to the Effective Time.

“Person” means an individual, corporation, limited liability company, partnership, joint venture, trust or unincorporated organization or association or other form of business enterprise or a Governmental Entity.

“Pre-Closing Tax Period” means (a) any Tax period ending before the Closing Date and (b) with respect to a Straddle Period, the portion of such Tax ending before the Closing Date.

“Preliminary Statement” has the meaning set forth in Section 1.6(a).

“Proceedings” and “Proceeding” have the meaning set forth in Section 2.8(b).

“Products/Services” means all finished goods products and/or services as of the date hereof or as of the Closing Date manufactured, produced, distributed, sold, marketed or provided by Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities), or that have borne a trademark of Seller (with respect to the Business, the Acquired Assets and the Assumed Liabilities).

“Property Taxes” has the meaning set forth in Section 4.3(c).

“Proposed Closing Date Calculation” has the meaning set forth in Section 1.6(a).

“Purchase Price” has the meaning set forth in Section 1.3.

“Purchase Price Adjustment” has the meaning set forth in Section 1.4.

“R&W Binder” means the Binder Agreement for the R&W Insurance Policy, dated as of the date hereof, by and between the R&W Insurer and Buyer.

“R&W Insurance Policy” means the Buyer-Side Representations and Warranty Policy, by and between Buyer and the R&W Insurer, in substantially the form attached to the R&W Binder.

“R&W Insurer” means BlueChip Underwriting Services LLC.

“Real Property Taxes” has the meaning set forth in Section 4.3(c).

“Recall” means a recall of Products/Services initiated by or at the request or direction of a Governmental Entity in compliance with such Governmental Entity’s regulations as in effect as of the Effective Time.

“Related Person” means, with respect to a particular individual: (i) each other member of such individual’s Family; (ii) any Person that is directly or indirectly controlled by such individual or one or more members of such individual’s Family; or (iii) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, equity holder, manager partner, employee, executor or trustee (or in a similar capacity). For purposes of this definition, the “Family” of an individual means the individual’s parents, stepparents, siblings, spouse and issue (including by adoption or marriage).

“Release” means any releasing, migrating, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposing, dumping, or presence of a Hazardous Substance into or in soil, surface water, groundwater or outdoor or indoor air.

“Representatives” means the directors, officers, employees, investment bankers, consultants, attorneys, accountants and other advisors and representatives of a Person.

“Required Approval” has the meaning set forth in Section 1.8(a).

“Required Financing Information” means U.S. GAAP audited balance sheet and related statements of income and cash flows for the Business for the years ended 2020 and 2021 and U.S. GAAP unaudited balance sheet and statements of income and cash flows for the Business for the periods ending March 31, 2021 and March 31, 2022. Such Required Financing Information shall not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Financing Information not misleading under the circumstances under which such statements are made, and the auditors of any financial information contained therein have not withdrawn their audit opinion with respect to such information.

“Restricted Period” has the meaning set forth in Section 4.2(a).

“Restricted Person” means (a) any Person that is the subject of Sanctions, (b) any Person listed on any applicable U.S. or non-U.S. sanctions or export-related restricted party list, including OFAC’s list of Specially Designated Nationals and Blocked Persons and the EU Consolidated List, (c) is in the aggregate directly or indirectly fifty (50) percent or greater owned or otherwise controlled by a Person or Persons described in clauses (a) or (b), or (d) any Person located in, or organized under the Laws of any Sanctioned Country.

“Sales Representative” means any sales representative, dealer, distributor or franchisee of the Business and/or Seller or any other Person performing similar functions for the Business and/or Seller.

“Sanctioned Country” means any country or region that is, or in the last five (5) years, has been, the subject or target of a comprehensive embargo under Sanctions (including Burma, Cuba, Iran, North Korea, Syria, Venezuela and the Crimea region of Ukraine).

“Sanctions” means all applicable economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the European Union, (b) the U.S. government, including the list of Specially Designated Nationals and Blocked Persons and other regulations enforced by OFAC and the U.S. Department of State, (c) the United Nations Security Council, (d) Her Majesty’s Treasury of the United Kingdom or (e) other relevant sanctions authority.

“Schedule” and “Disclosure Schedules” have the meaning set forth in Section 9.6(b).

“Seller” has the meaning set forth in the preamble.

“Seller IP Agreement” has the meaning set forth in Section 2.9(h).

“Software” means: (i) software or computer programs of any type, including any and all software implementations of algorithms, models and methodologies, whether in source code, object code or other form; (ii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, development tools, templates, menus, buttons, images, videos, models and icons; (iii) data, databases and compilations of data, including any and all data and collections of data, whether machine readable or otherwise; and (iv) documentation and other materials related to any of the foregoing, including programmer notes, user manuals and training materials.

“Straddle Period” means any Tax period that begins before the Closing Date and ends on or after the Closing Date.

“Tax” and “Taxes” mean any and all federal, state, local, provincial or foreign taxes, including, but not limited to, income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, mortgage, deed of trust, membership interests, social security, unemployment, disability, payroll, license, employee or other withholding and other taxes of any kind whatsoever, levies, imposts, duties or withholdings in the nature of a tax imposed by any Governmental Entity, including the employer portion of any employment, payroll, social security, unemployment or other similar Taxes required to be paid by Seller with respect to any compensatory payment pursuant to this Agreement, together with any and all penalties, fines, additions to tax and interest whether disputed or not.

“Tax Returns” and “Tax Return” mean any return, declaration, report, claim for refund, or information return, statement or other document relating to Taxes, including any schedule, form, or attachment thereto, and including any amendment thereof.

“Termination Fee” has the meaning set forth in Section 8.2(b).

“Third Party Claim” has the meaning set forth in Section 5.4(b).

“Transfer Taxes” means sales, use, transfer, real property transfer, recording, documentary, stamp, registration, conveyance, and any other similar Taxes and fees (including any penalties and interest).

“Transferred Authorizations” has the meaning set forth in Section 1.1(a)(vi).

“Transferred Employee” and “Transferred Employees” has the meaning set forth in Section 4.5(a).

“Transferred Intellectual Property” has the meaning set forth in Section 1.1(a).

“Transferred Receivables” has the meaning set forth in Section 1.1(a).

“Transition Services Agreement” has the meaning set forth in Section 1.7(a)(vi).

“Tuthill Mexico” means Tuthill Mexico, S. de R.L. de C.V., a Mexican limited liability company, the Capital Stock of which is owned by Affiliates of Seller.

“Union” has the meaning set forth in Section 2.15(b).

“VDR” means the Datasite titled “Project: York” administered by Seller.

“Working Capital Amount” has the meaning set forth in Section 1.4.

“Working Capital Target” means $15,800,000.00.

“Wrong Pocket Assets” has the meaning set forth in Section 4.9(b).

“Wrong Pocket Asset Transferee” has the meaning set forth in Section 4.9(b).

9.2 Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly received when (i) delivered personally to the recipient, (ii) delivered to the recipient through electronic means (including by electronic mail) provided, however, that no delivery failure message is received by the sender, or (iii) one Business Day after it is sent to the recipient by reputable express courier service (charges prepaid), and addressed to the intended recipient as set forth below:

If to Seller:

Tuthill Corporation

8500 S. Madison Street

Burr Ridge, IL 60527

Attn: Steven Westfall

E-mail: swestfall@tuthill.com

In each case, with a copy to (which shall not constitute notice):

ArentFox Schiff LLP

233 South Wacker Drive, Suite 7100

Chicago, IL 60606

Attn: Matthew Galo

E-mail: matt.galo@afslaw.com

If to Buyer:

The Gorman-Rupp Company

P.O. Box 1217

Mansfield, OH 44901-1217

Attn: Brigette Burnell

E-mail: Brigette.Burnell@gormanrupp.com

In each case, with a copy to (which shall not constitute notice):

Squire Patton Boggs (US) LLP

4900 Key Tower

127 Public Square

Cleveland, OH 44114

Attn: Michele L. Connell, Esq.

E-mail: Michele.connell@squirepb.com

Any Party may send any notice, request, demand, claim or other communication hereunder to the intended recipient at the address or electronic mail address set forth above using any other means, but no such notice, request, demand, claim or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address, electronic mail address to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

9.3 Governing Law; Consent to Jurisdiction.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of Delaware without giving effect to any choice or conflict of Law provision (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Consent to Jurisdiction. The Parties agree that jurisdiction and venue in any action brought by any Party pursuant to this Agreement shall properly (but not exclusively) lie in any federal court located in Delaware. By execution and delivery of this Agreement, each Party irrevocably submits to the jurisdiction of such courts for itself and in respect of its property with respect to such action. The Parties irrevocably agree that venue would be proper in such court, and hereby waive any objection that such court is an improper or inconvenient forum for the resolution of such action. The Parties further agree that the mailing by certified or registered mail, return receipt requested, of any process required by any such court shall constitute valid and lawful service of process against them, without necessity for service by any other means provided by statute or rule of court.

(c) Notwithstanding anything in this Agreement to the contrary, each of Parties acknowledges and irrevocably agrees: (i) that any Proceeding, whether in Law or in equity, in contract, in tort or otherwise, involving the Financing Sources arising out of, or relating to, the transactions contemplated hereby, the Debt Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any federal court sitting in the State of New York in the borough of Manhattan (or, absent jurisdiction in such venue, any state court sitting in such location) and any appellate court thereof, and each Party submits for itself and its property with respect to any such Proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such Proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable Debt Commitment Letter will be effective service of process against them for any such Proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by Law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Proceeding in any such court; and (v) any such Proceeding will be governed and construed in accordance with the Laws of the State of New York.

9.4 Specific Performance. Each of the Parties acknowledges and agrees that each Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, subject to Section 8.2(b), each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state or country having jurisdiction over the applicable Party(ies) and the matter in addition to any other remedy to which it may be entitled pursuant hereto. Seller acknowledges and agrees that the sole remedies available under this Agreement prior to the Closing are to either sue for specific performance or if applicable, terminate the Agreement and collect the Termination Fee if payable. Seller is not permitted or entitled to receive both a grant of specific performance and payment of the Termination Fee.

9.5 Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each of the Parties. All waivers of rights under this Agreement shall be in writing, and no waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty, covenant or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding anything to the contrary in this Agreement, the provisions relating to the Debt Financing set forth in Section 3.4, Section 4.1(c), Section 4.11, Section 9.3(c), Section 9.8, Section 9.10, Section 9.11 and this Section 9.5 (and the defined terms used therein) may not be amended without the prior written consent of the Financing Sources.

9.6 Construction.

(a) The language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction shall be applied against any Person.

(b) Seller has prepared the schedules attached to this Agreement corresponding to the sections contained in Article II (individually, a “Schedule”, each, a “Schedule”, and collectively, the “Disclosure Schedule” or the “Disclosure Schedules”) and delivered them to Buyer on the date hereof. Each Section of the Disclosure Schedule qualifies, and constitutes disclosure for purposes of, (i) the correspondingly numbered Section of this Agreement and (ii) any other Section of this Agreement to the extent it is reasonably apparent upon its face reading the disclosure contained in such Section of the Disclosure Schedule that such disclosure is applicable, relevant or responsive to such other Section of this Agreement. The specification of any dollar amount in the representations or warranties contained in this Agreement is not intended to imply that such amounts, or higher or lower amounts or other items, are or are not material, and no Party shall use the fact of the setting of such amounts in any dispute or controversy as to whether any obligation, item or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement. Any item of information, matter or document disclosed or referenced in, or attached to, the Disclosure Schedule shall not (A) be used as a basis for interpreting the terms “material”, “Material Adverse Effect” or other similar terms in this Agreement or to establish a standard of materiality, (B) represent a determination that such item or matter did not arise in the Ordinary Course of Business, (C) be deemed or interpreted to expand the scope of any Party’s representations and warranties, obligations, covenants, conditions or agreements contained herein, (D) constitute, or be deemed to constitute, an admission of liability or obligation regarding such matter, (E) represent a determination that the consummation of the transactions contemplated by this Agreement requires the consent of any third party, (F) constitute, or be deemed to constitute, an admission to any third party concerning such item or matter or (G) constitute, or be deemed to constitute, an admission or indication by Seller that such item meets any or all of the criteria set forth in this Agreement for inclusion in the Disclosure Schedule. No reference in the Disclosure Schedule to any Contract or other agreement or document shall be construed as an admission or indication that such Contract, agreement or document is enforceable or currently in effect or that there are any obligations remaining to be performed or any rights that may be exercised under such Contract, agreement or document. No disclosure in the Disclosure Schedule relating to any possible breach or violation of any agreement or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred.

(c) Where specific language is used to clarify by example a general statement contained herein (such as by using the word “including”), such specific language shall not be deemed to modify, limit or restrict in any manner the construction of the general statement to which it relates. The words “include” and “including,” and other words of similar import when used herein shall not be deemed to be terms of limitation but rather shall be deemed to be followed in each case by the words “without limitation.” The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The word “if” and other words of similar import when used herein shall be deemed in each case to be followed by the phrase “and only if.” The words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular article, section or other subdivision of this Agreement. Any reference herein to “Dollars”, “dollars” or “$” shall mean United States dollars. The term “or” shall be deemed to mean “and/or.” Any reference to any particular Code section or any other Law will be interpreted to include any revision of or successor to that section regardless of how it is numbered or classified and any reference herein to a Governmental Entity shall be deemed to include reference to any successor thereto. The section headings contained herein are for reference purposes only and do not broaden or otherwise affect any of the provisions of the Agreement. References to any document or information having been “made available” or “delivered” by Seller to Buyer shall mean that Seller or its Representatives posted such document or information to the VDR at least one day before the date of this Agreement.

9.7 Publicity. Neither Party nor any Affiliate thereof shall issue or make any public release or announcement relating to the transactions contemplated hereby without the prior written consent of the other Party (which consent shall not be unreasonably withheld, conditioned or delayed), and each Party shall keep the terms of this Agreement confidential, except to the extent required by applicable Law or Order or by the requirements of any securities exchange to which Seller or Buyer (or any Affiliate thereof) is subject (in which case such required Person shall allow the other Party a reasonable opportunity to comment on such release or announcement in advance of such issuance) or for financial or Tax reporting purposes.

9.8 Waiver of Trial by Jury. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE ANCILLARY DOCUMENTS, THE DEBT COMMITMENT LETTER, THE DEBT FINANCING (INCLUDING ANY PROCEEDING INVOLVING FINANCING SOURCES) OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (C) IT MAKES SUCH WAIVERS VOLUNTARILY AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.8.

9.9 Conflicts; Privileges.

(a) Acknowledgement of Representation. It is acknowledged by each of the Parties that Seller has retained ArentFox Schiff LLP (“AFS”) to act as its counsel in connection with this Agreement, the Ancillary Documents, the Confidentiality Agreements or any transaction contemplated hereby or thereby (the “Current Representation”), and that no other Party to this Agreement has the status of a client of AFS for conflict of interest or any other purposes as a result thereof.

(b) Affirmation of Representation. Buyer hereby agrees that, after the Closing, AFS may represent Seller or any officer, director, manager, employee, shareholder, partner or member of Seller (any such Person, a “Designated Person”) in any matter involving or arising from the Current Representation, including any interpretation or application of this Agreement, any Ancillary Document or the Confidentiality Agreements, and including for the avoidance of doubt any litigation, arbitration, dispute or mediation between or among Buyer or any of its Affiliates, and any Designated Person, even though the interests of such Designated Person may be directly adverse to Buyer or such Affiliates.

(c) Waiver of Conflict. Buyer hereby waives and agrees not to assert, (i) any claim that AFS has a conflict of interest in any representation described in Section 9.9(b) above, and (ii) any confidentiality obligation with respect to any communication between AFS and any Designated Person occurring during the Current Representation.

(d) Retention of Privilege. Buyer hereby agrees that, as to all communications (whether before, at or after the Closing) between AFS and any Designated Person that relate in any way to the Current Representation, the attorney-client privilege and all rights to any other evidentiary privilege, and the protections afforded to information relating to representation of a client under applicable rules of professional conduct, belong to such Designated Person and may be controlled by such Designated Person and shall not pass to or be claimed by Buyer. Without limiting the foregoing, notwithstanding any policy of Buyer, whether established or entered into before, at or after the Closing, Buyer may not review or use for any purpose without such Designated Person’s written consent, or seek to compel disclosure to Buyer (or any of its representatives) any communication or information (whether written, oral, electronic or in any other medium) described in the previous sentence.

(e) Further Assurances. Buyer agrees to take, and to cause its Affiliates to take, all steps necessary to implement the intent of this Section 9.9. Buyer and Seller further agree that AFS and its partners and employees are third party beneficiaries of this Section 9.9.

9.10 General. This Agreement, which includes the Schedules and the Exhibits attached hereto and the other documents, agreements and instruments executed and delivered pursuant to this Agreement, contains the entire agreement among the Parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior arrangements, agreements or understandings with respect thereto, whether written or oral. Notwithstanding any other provision of this Agreement to the contrary, this Agreement shall not create benefits on behalf of any member, shareholder or employee of any Person, except for Seller or Buyer themselves and this Agreement shall be effective only as between the Parties, their successors and permitted assigns. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns; provided that the provisions of Section 3.4, Section 4.1(c), Section 4.11, Section 9.3(c), Section 9.5, Section 9.8, Section 9.11 and this Section 9.10 will inure to the benefit of the Financing Sources, each of whom are intended to be a third party beneficiary thereof (it being understood and agreed that the provisions of such Sections will be enforceable by the Financing Sources). No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that (a) before the Closing Date, Buyer may, upon prior written notice to Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries (with Buyer remaining primarily responsible for all of Buyer’s obligations hereunder), and (b) Buyer may assign its rights under this Agreement as collateral to the Financing Sources in connection with the Debt Financing. If any term or provision of this Agreement shall, in any jurisdiction, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable such term or provision in any other jurisdiction, or affecting any other provision of this Agreement. This Agreement and any agreement, instrument or document contemplated hereby may be executed by electronic means (by portable document format or otherwise) and in any number of counterparts, and each such counterpart and electronic executed copy hereof shall be deemed to be an original instrument, and all such counterparts together shall constitute but one agreement.

9.11 Financing Sources Provisions. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Financing Source shall have any liability hereunder (whether in contract or in tort, in Law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 9.11 shall limit the liability or obligations of the Financing Sources under the Debt Commitment Letter), (b) any interpretation of the Debt Commitment Letter will be governed by, and construed and interpreted in accordance with, the laws of the State of New York and (c) only Buyer (including its permitted successors and assigns under the Debt Commitment Letter) at its own direction shall be permitted to bring any claim against a Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of the Debt Commitment Letter. This Section 9.11 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the date first above written.

SELLER:

TUTHILL CORPORATION

By:
Name: Steven E. Westfall
Title: Chief Executive Officer

BUYER:

THE GORMAN-RUPP COMPANY

By:
Name: Scott A. King
Title: President and Chief Executive Officer